UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2014

Commission File Number 001-16429

ABB Ltd

(Translation of registrant’s name into English)

P.O. Box 1831, Affolternstrasse 44, CH-8050, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of the following:

1.              Press release issued by ABB Ltd dated February 13, 2014.

2.              Announcements regarding transactions in ABB Ltd’s Securities made by the directors or the members of the Executive Committee.

The information provided by Item 1 above is deemed filed for all purposes under the Securities Exchange Act of 1934.

2

Press Release

Record revenues, higher earnings and free cash flow - increased dividend proposed

•        Record annual revenues(1); higher operational EBITDA(2) and earnings per share vs 2012

•        Free cash flow(3) and operational EBITDA margin up despite Power Systems setback

•        Solid execution on cost yields savings of $1.2 billion

•        Early-cycle orders continue positive trend; large order intake remains low

•        Board recommends 5th consecutive dividend increase to CHF 0.70 per share

•                       Systematic and robust approach for shareholder value creation via profitable growth, business-led collaboration, relentless execution

Zurich, Switzerland, Feb. 13, 2014 — ABB today reported record full-year revenues and higher operational EBITDA, net income and free cash flow despite a challenging market environment. The Board of Directors has proposed to increase the dividend for 2013 to CHF 0.70 per share.

“These solid results, delivered in a mixed business climate and despite the setback in Power Systems, show the strength of ABB and our global team,” said ABB Chief Executive Officer Ulrich Spiesshofer. “Our expanded product and geographic scope enabled us to increase profitability in automation, while we continued to generate market-leading returns in Power Products. We are confident Power Systems will deliver higher, more consistent returns once certain legacy projects have been executed and actions to improve risk and project management are complete.

“We again demonstrated good execution on costs savings and strong cash performance, allowing us to return a higher dividend to shareholders for the 5th consecutive year,” he said.

Early-cycle demand continued to trend positively in the second half of 2013 but was offset by delayed large project awards, leading to a lower order backlog at the end of the year. Orders also declined due to the effects of increased order selectivity in the Power Systems division.

“We confirm our margin and cash conversion targets, which are important health indicators for an industrial business,” Spiesshofer said. “Our current revenue CAGR expectation over the planning cycle reflects the slower than originally expected global economic recovery and the PS realignment. We aim to deliver attractive mid-teen CROI and continue to drive EPS growth over the current planning cycle of 2011-2015. We will share with the market our strategic ambitions and long-term financial targets in September.

“For 2014 we have a clear action plan with a focus on organic growth, further cost savings, higher cash flow generation and more consistent returns in Power Systems,” he said. “Our strong financial position gives us full flexibility to accomplish these goals, even in uncertain times. We are taking a systematic and robust approach to increasing shareholder value based on profitable growth, business-led collaboration and relentless execution.”

2013 Q4 and full-year key figures

			Change				Change
$ millions unless otherwise indicated	Q4 13	Q4 12	US$	Local	FY 2013	FY 2012(4)	US$	Local	Organic(5)
Orders	10,003	10,517	-5%	-4%	38,896	40,232	-3%	-3%	-5%
Order backlog (end Dec)	26,046	29,298	-11%	-10%
Revenues	11,373	11,021	+3%	+4%	41,848	39,336	+6%	+7%	+5%
Income from operations	823	863	-5%		4,387	4,058	+8%
as % of revenues	7.2%	7.8%			10.5%	10.3%
Operational EBITDA	1,418	1,373	+3%		6,075	5,555	+9%
as % of operational revenues[3]	12.5%	12.5%			14.5%	14.2%
Net income	525	604	-13%		2,787	2,704	+3%
Basic net income per share ($)	0.23	0.26	-12%		1.21	1.18	+3%
Dividend per share (CHF)*					0.70	0.68
Cash from operating activities	2,092	2,438	-14%		3,653	3,779	-3%
Free cash flow[3]					2,632	2,555	+3%
as % of net income					94%	94%
Cash return on invested capital[3]					11.6%	12.1%

* Proposed by the Board of Directors for FY 2013

Summary of Q4 results

Growth overview

Global economic conditions remained mixed through the fourth quarter of 2013, varying by industry sector and region. Demand increased among earlier-cycle general industry customers, reflecting improved macroeconomic indicators in many regions, while customers in late-cycle infrastructure industries, such as utilities and mining companies, continued their cautious spending.

ABB’s fourth-quarter base orders (below $15 million) increased 4 percent on growth in most of ABB’s early-cycle product businesses, continuing the trend seen in earlier quarters. Growth was achieved in businesses such as breakers, switches, motors and drives. The robotics business continued its successful penetration of the general industry sector.

Large orders (above $15 million) declined 36 percent, partly due to continued postponement of customer capital investments in large infrastructure projects as well as ABB’s order selectivity aimed at winning higher value-added awards. Large orders represented 14 percent of total orders received in the quarter, compared to 20 percent in the same quarter in 2012.

Service orders increased 15 percent in the fourth quarter and represented 17 percent of total orders versus 15 percent in the year-earlier period. Excluding Thomas & Betts and Baldor, service orders represented 19 percent of total orders.

Revenues were steady to higher in all divisions in the fourth quarter. Service revenues increased in line with total revenues and represented 16 percent of total revenues, the same as in the comparable quarter a year ago.

The order backlog at the end of December amounted to $26 billion, a local-currency decline of 10 percent compared with the end of the fourth quarter of 2012, and down 5 percent versus the end of the third quarter in 2013. The decrease reflects the lower large order intake during 2013.

Q4 2013 orders received and revenues by region

	Orders received		Change		Revenues		Change
$ millions	Q4 13	Q4 12	US$	Local	Q4 13	Q4 12	US$	Local
Europe	3,300	3,533	-7%	-9%	3,903	3,818	2%	—
Americas	3,024	3,451	-12%	-10%	3,223	3,047	6%	9%
Asia	2,523	2,490	1%	5%	3,067	3,007	2%	5%
Middle East and Africa	1,156	1,043	11%	9%	1,180	1,149	3%	6%
Group total	10,003	10,517	-5%	-4%	11,373	11,021	3%	4%

In Europe, strong order growth in Germany—led by automotive and transmission investments—partly compensated order declines in the Nordic countries and eastern Europe.

In the Americas, strong automation order growth in the US was reflected in a double-digit increase in US base orders, whereas large orders declined, mainly in the US, Canada and Brazil.

Asia orders increased 5 percent on higher demand in India, South Korea and Australia. Orders decreased in China, mainly reflecting lower large orders.

Orders increased in the Middle East and Africa on demand for upstream oil and gas products and systems as well as power equipment to reinforce the grid.

2

Press Release

2013 Q4 orders received and revenues by division

	Orders received				Revenues
$ millions unless otherwise indicated	Q4 2013	Q4 2012	Change in US$	Change in local currency	Q4 2013	Q4 2012	Change in US$	Change in local currency
Discrete Automation and Motion	2,484	2,253	10%	10%	2,687	2,489	8%	8%
Low Voltage Products	1,844	1,867	-1%	-2%	2,022	1,970	3%	2%
Process Automation	2,024	2,211	-8%	-7%	2,261	2,230	1%	3%
Power Products	2,554	2,731	-6%	-6%	3,070	3,068	—	1%
Power Systems	1,789	2,360	-24%	-23%	2,300	2,272	1%	4%
Corporate and other (incl. inter-division eliminations)	(692)	(905)			(967)	(1,008)
ABB Group	10,003	10,517	-5%	-4%	11,373	11,021	3%	4%

Discrete Automation and Motion: Orders grew across all businesses and most regions, led by demand for early-cycle products aimed at improving industrial productivity, as well as robotics solutions in both general industry and the automotive sector. Revenues increased on execution of the order backlog, especially in robotics. The Power-One acquisition, completed in the third quarter, also contributed to the growth in orders and revenues.

Low Voltage Products: Orders for early-cycle products such as circuit breakers, control products and wiring accessories increased in most regions in the quarter, in line with general economic growth, but were offset by lower orders in later-cycle products and systems businesses in mining and power utilities industries. Revenues were higher, supported by strong service revenue growth.

Process Automation: Higher orders from oil and gas customers were more than offset by order declines in most other sectors compared to the same quarter a year earlier. Large order awards continued to be delayed or postponed, especially in the mining sector. Product orders were also slightly lower, despite a modest increase in turbocharging. Geographically, orders were higher in Asia but declined in Europe and the Americas. Revenues increased on successful execution of the backlog, especially in the marine and mining businesses. Service revenues remained stable versus the same quarter a year ago.

Power Products: Demand from industrial and power distribution customers continued to offer opportunities, while investments in power transmission projects remained selective. Service revenues continued to grow. Revenues were stable, mainly reflecting the conversion of the order backlog.

Power Systems: Base orders in the quarter remained at the same level as a year ago. Large orders continued to decline as a result of project award postponements and greater order selectivity that is part of the division’s strategic repositioning. Despite these declines total revenues increased.

3

Earnings overview

Operational EBITDA

Operational EBITDA in the fourth quarter of 2013 amounted to $1.4 billion, 3 percent above the year-earlier period, despite previously-announced charges of approximately $260 million related to project delays and operational issues in the Power Systems division. Operational EBITDA was higher in all divisions compared to the fourth quarter of 2012, including in the Power Systems division, which also reported charges to improve operational performance in the same quarter a year earlier. The operational EBITDA margin increased in the Power Products, Low Voltage Products and Process Automation divisions and was lower in Discrete Automation and Motion, reflecting the dilutive impact of the Power-One acquisition completed in the third quarter of 2013.

Cost savings of approximately $350 million in the quarter and further productivity improvements more than compensated pricing pressures. Full-year cost savings amounted to approximately $1.2 billion.

Net income

Net income for the quarter decreased 13 percent to $525 million and included approximately $350 million of depreciation and amortization, of which $104 million of amortization was related to acquisitions.

Restructuring-related charges amounted to approximately $160 million, including the additional $50 million in the Power Systems division announced previously. Acquisition-related expenses and certain non-operational items were approximately $90 million, related mainly to changes in legal provisions, charges associated with the acquisition of Power-One, and losses on the sale of some non-core businesses.

Net financial expenses increased to $72 million from $37 million in the same quarter in 2012, reflecting benefits recorded in 2012 upon resolution of certain tax contingencies that were not repeated in 2013. The provision for taxes amounted to $178 million in the fourth quarter and $1.1 billion for the full year, leading to a full-year tax rate of approximately 28 percent. A loss of $22 million in discontinued operations was related to charges associated with previously disposed businesses.

Basic earnings per share amounted to $0.23 in the fourth quarter and were $1.21 for the full year.

2013 Q4 earnings and cash flows by division

$ millions unless	Operational EBITDA		Change	Operational EBITDA margin		Cash flows from operating activities		Change
otherwise indicated	Q4 2013	Q4 2012	in US$	Q4 2013	Q4 2012	Q4 2013	Q4 2012	in US$
Discrete Automation and Motion	463	435	6%	17.2%	17.5%	459	459	—
Low Voltage Products	386	370	4%	19.1%	18.8%	458	539	-15%
Process Automation	296	259	14%	13.1%	11.6%	313	334	-6%
Power Products	467	461	1%	15.2%	15.1%	802	510	57%
Power Systems	(50)	(55)	9%	-2.2%	-2.4%	250	440	-43%
Corporate and other (incl. inter- division eliminations)	(144)	(97)				(190)	156
ABB Group	1,418	1,373	3%	12.5%	12.5%	2,092	2,438	-14%

Discrete Automation and Motion: Operational EBITDA increased on higher revenues, while operational EBITDA margin was slightly lower, the result of the dilutive effect of the Power-One acquisition.

4

Low Voltage Products: Operational EBITDA and margin increased on a combination of higher revenues and continued successful cost management. Strong service revenues also supported profitability.

Process Automation: Higher revenues, strict cost control and improved project execution drove the increase in operational EBITDA and margin.

Power Products: Operational EBITDA and margin were maintained at the previous year’s levels, driven by steady revenues and continued cost focus.

Power Systems: Previously-announced charges of approximately $260 million related to the offshore wind business and to support actions needed to complete a number of legacy projects currently being executed from the order backlog outweighed improved profitability in most businesses on successful cost management and better execution in the majority of the project portfolio.

Cash flow and balance sheet

Total debt amounted to $8 billion compared with $10 billion at the end of 2012, reflecting a bond repayment and reduced short-term debt.

ABB reported cash flow from operations of $2.1 billion in the fourth quarter, with a significant increase in cash flows from the Power Products division that offset decreases in the other divisions compared to a record quarter for cash generation in 2012. Net working capital as a share of revenues(3) amounted to 15 percent compared with 14 percent in the same quarter of 2012.

Net debt(3) at the end of the fourth quarter declined to $1.5 billion compared with $1.6 billion at the end of 2012.

Free cash flow(3) for the full year 2013 amounted to $2.6 billion, representing a conversion rate(3) of 94 percent of net income, in line with the company’s 2011-15 target to achieve an average free cash flow conversion rate above 90 percent. Included in free cash flow are net capital expenditures of approximately $1 billion, an 18-percent decrease versus 2012.

Cash return on invested capital (CROI)(3) for the full year 2013 amounted to 11.6 percent compared with 12.1 percent a year earlier, mainly the result of lower cash returns in the Power Systems division.

Dividend

ABB’s Board of Directors has proposed to increase the dividend for 2013 to 0.70 Swiss francs per share, compared with 0.68 Swiss francs per share in the prior year. The proposal is in line with the company’s dividend policy to pay a steadily rising, sustainable dividend over time. As in previous years, the Board proposes that the dividend be paid from ABB Ltd’s capital contribution reserve, a form of payment that would be exempt from Swiss withholding tax. If approved by shareholders at the company’s annual general meeting on April 30, 2014, the ex-dividend date would be May 5, 2014. The dividend payout dates would be May 8, 2014, for shares traded on the SIX Swiss Exchange, May 12 for shares traded on the NASDAQ OMX exchange in Sweden, and May 15 for American Depositary Shares traded on the New York Stock Exchange in the US.

Management changes

ABB announced in November the appointment of Claudio Facchin as head of the Power Systems division, effective December 1. Also during the fourth quarter, Jean-Christophe Deslarzes took up his previously-announced appointment to the Executive Committee as head of Human Resources, effective November 15. Greg Scheu also assumed his new role on the Executive Committee as head of North America and the company’s global acquisition integration.

5

Outlook

The long-term demand outlook for our businesses remains clearly positive. The need for efficient and reliable electricity transmission and distribution will continue to increase, driven by factors such as: accelerating urbanization in emerging markets; actions to address global warming; the rapidly increasing power needs from digitization; and the refurbishment of aging power grids. At the same time, demand for industrial automation solutions will grow as customers strive to improve productivity, efficiency, product quality, and safety. ABB is well positioned to tap these opportunities for long-term profitable growth with its strong market presence, broad geographic and business scope, technology leadership and financial strength.

In the short term, there are some positive early-cycle macroeconomic signs, such as strengthening growth in the US and the more encouraging growth in many parts of Europe. However, there are also some uncertainties related to the impacts of quantitative easing and the speed and strength of economic development in the emerging markets, especially China.

In this market environment, ABB’s management team aims to systematically drive profitable organic growth through increased market penetration, generating more revenues from our pipeline of new product innovations, and expanding into new attractive market segments. In addition, management intends to accelerate business-led collaboration, such as further developing the service business, driving the successful integration of acquired businesses and increasing ABB’s productivity by focusing internal support activities on the needs of customers. A third priority is relentless execution, especially in the areas of cost savings, cash flow generation and returning the Power Systems division to higher and more consistent returns.

2011-15 targets

ABB confirms its 2011-15 Group targets for operational EBITDA margin and free cash flow conversion. The company currently expects to deliver cash return on invested capital in the mid-teens. As the result of lower-than-expected GDP growth and customer capital expenditures in 2013, as well as from the impact of greater order selectivity in Power Systems, revenue growth CAGR (compound annual growth rate) over the period is now expected to be 4-5 percent. (This is comparable to the previously- communicated CAGR target of 5.5-8.5 percent based on 2010 revenues and excluding all acquisitions greater than $50 million in revenues closed after 2011 as well as Baldor, Ventyx and Mincom. The equivalent revenue CAGR target including Baldor, Ventyx and Mincom was 7-10 percent, as previously communicated.) The company expects 2014 to be a challenging year for revenue growth but expects to return to its pre-2013 growth trajectory in 2015. ABB will drive basic earnings per share growth CAGR towards the lower end of its target corridor of 10-15 percent.

6

More information

The 2013 Q4 results press release and presentation slides are available on the ABB News Center at www.abb.com/news and on the Investor Relations homepage at www.abb.com/investorrelations.

ABB will host a press conference and conference call today in Zurich, Switzerland, starting at 09:30 a.m. Central European Time (CET). The event will be accessible by conference call. U.K. callers should dial +44 203 059 58 62. From Sweden, the number is +46 8 5051 00 31, and from the rest of Europe, +41 (0)58 310 50 00. Lines will be open 15 minutes before the start of the conference. Audio playback of the call will start one hour after the call ends and will be available for 24 hours: Playback numbers: +44 207 108 6233 (U.K.), +41 91 612 4330 (rest of Europe) or +1 866 416 2558 (U.S./Canada). The code is 14073, followed by the # key.

A conference call for analysts and investors is scheduled to begin today at 2:00 p.m. CET (8:00 a.m. EST). Callers should dial +1 866 291 41 66 from the US/Canada (toll-free), +44 203 059 58 62 from the U.K., +46 8 5051 00 31 from Sweden or +41 58 310 50 00 from the rest of the world. Callers are requested to phone in 15 minutes before the start of the call. The recorded session will be available as a podcast one hour after the end of the conference call and can be downloaded from our website. The 2013 full-year results presentation will be broadcast live via the Internet and will be archived at www.abb.com/investorrelations for one month from approximately two hours after the live Webcast.

Investor calendar 2014
Annual Report 2013 publication	March 7, 2014
First-quarter 2014 results	April 29, 2014
Annual General Meeting Zurich, Switzerland	April 30, 2014
Second-quarter 2014 results	July 23, 2014
Capital Markets Day	September 9, 2014
Third-quarter 2014 results	October 22, 2014

ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impact. The ABB Group of companies operates in around 100 countries and employs about 150,000 people.

Important notice about forward-looking information

This press release includes forward-looking information and statements as well as other statements concerning the outlook for our business. These statements are based on current expectations, estimates and projections about the factors that may affect our future performance, including global economic conditions, the economic conditions of the regions and industries that are major markets for ABB Ltd. These expectations, estimates and projections are generally identifiable by statements containing words such as “expects,” “believes,” “estimates,” “targets,” “plans” or similar expressions. However, there are many risks and uncertainties, many of which are beyond our control, that could cause our actual results to differ materially from the forward-looking information and statements made in this press release and which could affect our ability to achieve any or all of our stated targets. The important factors that could cause such differences include, among others, business risks associated with the volatile global economic environment and political conditions, costs associated with compliance activities, raw materials availability and prices, market acceptance of new products and services, changes in governmental regulations and currency exchange rates and such other factors as may be discussed from time to time in ABB Ltd’s filings with the U.S. Securities and Exchange Commission, including its Annual Reports on Form 20-F. Although ABB Ltd believes that its expectations reflected in any such forward-looking statement are based upon reasonable assumptions, it can give no assurance that those expectations will be achieved.

Zurich, February 13, 2014
Ulrich Spiesshofer, CEO

For more information please contact:

Media Relations: Thomas Schmidt, Antonio Ligi (Zurich, Switzerland) Tel: +41 43 317 65 68 Fax: +41 43 317 79 58 media.relations@ch.abb.com	Investor Relations: Switzerland: Tel. +41 43 317 71 11 investor.relations@ch.abb.com	ABB Ltd Affolternstrasse 44 CH-8050 Zurich, Switzerland

7

Key figures
$ millions unless otherwise indicated		Q4 13	Q4 12	Change		FY 2013	FY 2012	Change
				US$	Local			US$	Local
Orders	ABB Group	10,003	10,517	-5%	-4%	38,896	40,232	-3%	-3%
	Discrete Automation and Motion	2,484	2,253	10%	10%	9,771	9,625	2%	2%
	Low Voltage Products	1,844	1,867	-1%	-2%	7,696	6,720	15%	14%
	Process Automation	2,024	2,211	-8%	-7%	8,000	8,704	-8%	-8%
	Power Products	2,554	2,731	-6%	-6%	10,459	11,040	-5%	-5%
	Power Systems	1,789	2,360	-24%	-23%	5,949	7,973	-25%	-25%
	Corporate and other (incl. inter-division eliminations)	(692)	(905)			(2,979)	(3,830)
Revenues	ABB Group	11,373	11,021	3%	4%	41,848	39,336	6%	7%
	Discrete Automation and Motion	2,687	2,489	8%	8%	9,915	9,405	5%	5%
	Low Voltage Products	2,022	1,970	3%	2%	7,729	6,638	16%	16%
	Process Automation	2,261	2,230	1%	3%	8,497	8,156	4%	5%
	Power Products	3,070	3,068	—	1%	11,032	10,717	3%	3%
	Power Systems	2,300	2,272	1%	4%	8,375	7,852	7%	8%
	Corporate and other (incl. inter-division eliminations)	(967)	(1,008)			(3,700)	(3,432)
Income from operations	ABB Group	823	863	-5%		4,387	4,058	8%
	Discrete Automation and Motion	357	371	-4%		1,458	1,469	-1%
	Low Voltage Products	283	259	9%		1,092	856	28%
	Process Automation	263	222	18%		990	912	9%
	Power Products	356	379	-6%		1,331	1,328	0%
	Power Systems	(169)	(190)	11%		171	7	n.a.
	Corporate and other (incl. inter-division eliminations)	(267)	(178)			(655)	(514)
Income from operations %	ABB Group	7.2%	7.8%			10.5%	10.3%
	Discrete Automation and Motion	13.3%	14.9%			14.7%	15.6%
	Low Voltage Products	14.0%	13.1%			14.1%	12.9%
	Process Automation	11.6%	10.0%			11.7%	11.2%
	Power Products	11.6%	12.4%			12.1%	12.4%
	Power Systems	-7.3%	-8.4%			2.0%	0.1%
Operational EBITDA	ABB Group	1,418	1,373	3%		6,075	5,555	9%
	Discrete Automation and Motion	463	435	6%		1,783	1,735	3%
	Low Voltage Products	386	370	4%		1,468	1,219	20%
	Process Automation	296	259	14%		1,096	1,003	9%
	Power Products	467	461	1%		1,637	1,585	3%
	Power Systems	(50)	(55)	9%		419	290	44%
	Corporate and other (incl. inter-division eliminations)	(144)	(97)			(328)	(277)
Operational EBITDA %	ABB Group	12.5%	12.5%			14.5%	14.2%
	Discrete Automation and Motion	17.2%	17.5%			18.0%	18.4%
	Low Voltage Products	19.1%	18.8%			19.0%	18.4%
	Process Automation	13.1%	11.6%			12.9%	12.3%
	Power Products	15.2%	15.1%			14.8%	14.8%
	Power Systems	-2.2%	-2.4%			5.0%	3.7%

8

Orders received and revenues by region

	Orders received		Change		Revenues		Change
$ millions	FY 2013	FY 2012	US$	Local	FY 2013	FY 2012	US$	Local
Europe	13,334	13,512	-1%	-3%	14,385	14,073	2%	—
The Americas	11,365	12,152	-6%	-5%	12,115	10,699	13%	15%
Asia	10,331	10,346	—	1%	11,230	10,750	4%	6%
Middle East and Africa	3,866	4,222	-8%	-7%	4,118	3,814	8%	11%
Group total	38,896	40,232	-3%	-3%	41,848	39,336	6%	7%

Operational EBITDA

	ABB		Discrete Automation and Motion		Low Voltage Products		Process Automation		Power Products		Power Systems
$ millions unless otherwise indicated	Q4 13	Q4 12	Q4 13	Q4 12	Q4 13	Q4 12	Q4 13	Q4 12	Q4 13	Q4 12	Q4 13	Q4 12
Revenues	11,373	11,021	2,687	2,489	2,022	1,970	2,261	2,230	3,070	3,068	2,300	2,272
FX/commodity timing differences on Revenues	13	(18)	(2)	(1)	(1)	(5)	5	2	12	(16)	(1)	4
Operational revenues	11,386	11,003	2,685	2,488	2,021	1,965	2,266	2,232	3,082	3,052	2,299	2,276

Income from operations	823	863	357	371	283	259	263	222	356	379	(169)	(190)
Depreciation	227	210	42	37	50	56	17	16	53	45	23	19
Amortization	125	131	39	34	32	35	5	6	7	9	25	26
including total acquisition-related amortization of	104	107	36	31	30	33	3	4	5	7	22	23
Restructuring and restructuring-related expenses	158	125	12	(9)	14	13	17	21	28	38	85	49
Acquisition-related expenses and certain non-operational items	89	79	14	1	7	2	(8)	1	9	—	3	67
FX/commodity timing differences in income from operations	(4)	(35)	(1)	1	—	5	2	(7)	14	(10)	(17)	(26)
Operational EBITDA	1,418	1,373	463	435	386	370	296	259	467	461	(50)	(55)

Operational EBITDA margin (%)	12.5%	12.5%	17.2%	17.5%	19.1%	18.8%	13.1%	11.6%	15.2%	15.1%	-2.2%	-2.4%

(1) Management discussion of orders and revenues focuses on local currency changes. U.S. dollar changes are reported in the results tables

(2) See Reconciliation of operational EBITDA to Income from continuing operations before taxes in Note 14 to the Interim Consolidated Financial Information (unaudited)

(3) For reconciliation of non-GAAP measures, see the “Supplemental financial information” attachment to the Press Release

(4) FY 2012 figures include the results of Thomas & Betts for the period mid-May to December 2012.

(5) Organic changes exclude Thomas & Betts for the periods January to June in both 2013 and 2012

Supplemental financial information

December 31, 2013

ABB presents the following financial measures to supplement its Interim Consolidated Financial Information (unaudited) which is prepared in accordance with United States generally accepted accounting principles (U.S. GAAP). These supplemental financial measures are, or may be, considered non-GAAP financial measures as defined in the rules of the U.S. Securities and Exchange Commission (SEC).

While ABB’s management believes that the non-GAAP financial measures herein are useful in evaluating ABB’s operating results, this information should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with U.S. GAAP. Therefore these measures should not be viewed in isolation but considered together with the Interim Consolidated Financial Information (unaudited) prepared in accordance with U.S. GAAP as of and for the year and three months ended December 31, 2013.

Operational EBITDA margin

Definition

Operational EBITDA

Operational EBITDA represents income from operations excluding depreciation and amortization, restructuring and restructuring-related expenses, and acquisition-related expenses and certain non-operational items, as well as foreign exchange/commodity timing differences in income from operations consisting of: (i) unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives), (ii) realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized, and (iii) unrealized foreign exchange movements on receivables/payables (and related assets/liabilities).

Operational revenues

Operational revenues are total revenues adjusted for foreign exchange/commodity timing differences in total revenues of: (i) unrealized gains and losses on derivatives, (ii) realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized, and (iii) unrealized foreign exchange movements on receivables (and related assets).

Operational EBITDA margin

Operational EBITDA margin is Operational EBITDA as a percentage of Operational revenues.

Reconciliation

	Year ended December 31, 2013
($ in millions, except Operational EBITDA margin in %)	Discrete Automation and Motion	Low Voltage Products	Process Automation	Power Products	Power Systems	Corporate and Other and Intersegment elimination	Consolidated

Total revenues	9,915	7,729	8,497	11,032	8,375	(3,700)	41,848
Foreign exchange/commodity timing differences in total revenues
Unrealized gains and losses on derivatives	(9)	5	14	6	(1)	—	15
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	1	—	7	7	(10)	—	5
Unrealized foreign exchange movements on receivables (and related assets)	(2)	(4)	(5)	(9)	5	—	(15)

Operational revenues	9,905	7,730	8,513	11,036	8,369	(3,700)	41,853

Income from operations	1,458	1,092	990	1,331	171	(655)	4,387

Depreciation and amortization	285	323	87	223	183	217	1,318
Restructuring and restructuring- related expenses	19	31	31	66	101	4	252
Acquisition-related expenses and certain non-operational items	33	16	(6)	19	4	115	181
Foreign exchange/commodity timing differences in income from operations
Unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives)	(14)	8	(6)	(12)	(28)	(8)	(60)
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	1	—	—	6	(21)	—	(14)
Unrealized foreign exchange movements on receivables/payables (and related assets/liabilities)	1	(2)	—	4	9	(1)	11

Operational EBITDA	1,783	1,468	1,096	1,637	419	(328)	6,075

Operational EBITDA margin (%)	18.0%	19.0%	12.9%	14.8%	5.0%	—	14.5%

	Year ended December 31, 2012
($ in millions, except Operational EBITDA margin in %)	Discrete Automation and Motion	Low Voltage Products	Process Automation	Power Products	Power Systems	Corporate and Other and Intersegment elimination	Consolidated

Total revenues	9,405	6,638	8,156	10,717	7,852	(3,432)	39,336
Foreign exchange/commodity timing differences in total revenues
Unrealized gains and losses on derivatives	3	(17)	(18)	(30)	(68)	(1)	(131)
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	—	—	(4)	2	23	—	21
Unrealized foreign exchange movements on receivables (and related assets)	(3)	5	—	13	5	—	20

Operational revenues	9,405	6,626	8,134	10,702	7,812	(3,433)	39,246

Income from operations	1,469	856	912	1,328	7	(514)	4,058

Depreciation and amortization	263	250	82	209	174	204	1,182
Restructuring and restructuring- related expenses	(4)	23	28	65	52	16	180
Acquisition-related expenses and certain non-operational items	8	106	2	1	70	12	199
Foreign exchange/commodity timing differences in income from operations
Unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives)	(2)	(21)	(27)	(43)	(44)	2	(135)
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	(1)	—	2	6	21	—	28
Unrealized foreign exchange movements on receivables/payables (and related assets/liabilities)	2	5	4	19	10	3	43

Operational EBITDA	1,735	1,219	1,003	1,585	290	(277)	5,555

Operational EBITDA margin (%)	18.4%	18.4%	12.3%	14.8%	3.7%	—	14.2%

	Three months ended December 31, 2013
($ in millions, except Operational EBITDA margin in %)	Discrete Automation and Motion	Low Voltage Products	Process Automation	Power Products	Power Systems	Corporate and Other and Intersegment elimination	Consolidated

Total revenues	2,687	2,022	2,261	3,070	2,300	(967)	11,373
Foreign exchange/commodity timing differences in total revenues
Unrealized gains and losses on derivatives	—	1	8	3	6	—	18
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	1	—	(2)	2	(6)	—	(5)
Unrealized foreign exchange movements on receivables (and related assets)	(3)	(2)	(1)	7	(1)	—	—

Operational revenues	2,685	2,021	2,266	3,082	2,299	(967)	11,386

Income from operations	357	283	263	356	(169)	(267)	823

Depreciation and amortization	81	82	22	60	48	59	352
Restructuring and restructuring- related expenses	12	14	17	28	85	2	158
Acquisition-related expenses and certain non-operational items	14	7	(8)	9	3	64	89
Foreign exchange/commodity timing differences in income from operations
Unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives)	1	1	6	—	—	(1)	7
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	—	—	(4)	2	(18)	—	(20)
Unrealized foreign exchange movements on receivables/payables (and related assets/liabilities)	(2)	(1)	—	12	1	(1)	9

Operational EBITDA	463	386	296	467	(50)	(144)	1,418

Operational EBITDA margin (%)	17.2%	19.1%	13.1%	15.2%	-2.2%	—	12.5%

	Three months ended December 31, 2012
($ in millions, except Operational EBITDA margin in %)	Discrete Automation and Motion	Low Voltage Products	Process Automation	Power Products	Power Systems	Corporate and Other and Intersegment elimination	Consolidated

Total revenues	2,489	1,970	2,230	3,068	2,272	(1,008)	11,021
Foreign exchange/commodity timing differences in total revenues
Unrealized gains and losses on derivatives	(2)	(4)	4	(8)	23	—	13
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	1	—	(1)	—	(17)	(1)	(18)
Unrealized foreign exchange movements on receivables (and related assets)	—	(1)	(1)	(8)	(2)	(1)	(13)

Operational revenues	2,488	1,965	2,232	3,052	2,276	(1,010)	11,003

Income from operations	371	259	222	379	(190)	(178)	863

Depreciation and amortization	71	91	22	54	45	58	341
Restructuring and restructuring- related expenses	(9)	13	21	38	49	13	125
Acquisition-related expenses and certain non-operational items	1	2	1	—	67	8	79
Foreign exchange/commodity timing differences in income from operations
Unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives)	—	7	(5)	(6)	(7)	1	(10)
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	—	—	(1)	—	(20)	(1)	(22)
Unrealized foreign exchange movements on receivables/payables (and related assets/liabilities)	1	(2)	(1)	(4)	1	2	(3)

Operational EBITDA	435	370	259	461	(55)	(97)	1,373

Operational EBITDA margin (%)	17.5%	18.8%	11.6%	15.1%	-2.4%	—	12.5%

Operational EPS

Definition

Operational net income

Operational net income is calculated as Net income attributable to ABB adjusted for the net-of-tax impact (using the Group’s effective tax rate) of:

i)      restructuring and restructuring-related expenses,

ii)    acquisition-related expenses and certain non-operational items,

iii)         foreign exchange/commodity timing differences in Income from operations consisting of: (a) unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives), (b) realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized, and (c) unrealized foreign exchange movements on receivables/payables (and related assets/liabilities), and

iv)   amortization related to acquisitions.

Amortization related to acquisitions

Amortization expense on intangibles arising upon acquisitions.

Operational EPS

Operational EPS is calculated as Operational net income divided by the weighted-average number of shares used in determining Basic EPS.

Reconciliation

	Year ended
	December 31, 2013		December 31, 2012
($ in millions, except per share data in $)		EPS(1)		EPS(1)
Net income (attributable to ABB)	2,787	1.21	2,704	1.18
Restructuring and restructuring-related expenses(2)	182	0.08	132	0.06
Acquisition-related expenses and certain non-operational items(2)	131	0.06	146	0.06
FX/commodity timing differences in Income from operations(2)	(46)	(0.02)	(47)	(0.02)
Amortization related to acquisitions(2)	282	0.12	263	0.11
Operational net income	3,336	1.45	3,198	1.39

	Three months ended
	December 31, 2013		December 31, 2012
($ in millions, except per share data in $)		EPS(1)		EPS(1)
Net income (attributable to ABB)	525	0.23	604	0.26
Restructuring and restructuring-related expenses(2)	121	0.05	94	0.04
Acquisition-related expenses and certain non-operational items(2)	68	0.03	60	0.03
FX/commodity timing differences in Income from operations(2)	(3)	—	(26)	(0.01)
Amortization related to acquisitions(2)	79	0.03	81	0.04
Operational net income	790	0.34	813	0.35

(1) EPS amounts are computed separately, therefore the sum of the per share amounts shown may not equal to the total.

(2) Net of tax at Group effective tax rate.

Net cash / (Net debt)

Definition

Net cash / (Net debt)

Net cash / (Net debt) is defined as Cash and marketable securities less Total debt.

Cash and marketable securities

Cash and marketable securities is the sum of Cash and equivalents and Marketable securities and short-term investments.

Total debt

Total debt is the sum of Short-term debt and current maturities of long-term debt, and Long-term debt.

Reconciliation

	December 31,
($ in millions)	2013	2012	2011	2010	2009	2008

Cash and equivalents	6,021	6,875	4,819	5,897	7,119	6,399
Marketable securities and short-term investments	464	1,606	948	2,713	2,433	1,354
Cash and marketable securities	6,485	8,481	5,767	8,610	9,552	7,753

Short-term debt and current maturities of long-term debt	453	2,537	765	1,043	161	354
Long-term debt	7,570	7,534	3,231	1,139	2,172	2,009
Total debt	8,023	10,071	3,996	2,182	2,333	2,363

Net cash / (Net debt)	(1,538)	(1,590)	1,771	6,428	7,219	5,390

Net debt to EBITDA

Definition

Net debt to EBITDA is calculated as Net debt divided by Income from operations adjusted to exclude depreciation and amortization for the trailing twelve months.

Reconciliation

	December 31,
($ in millions)	2013	2012

Net debt (as defined above)	1,538	1,590

EBITDA
Income from operations	4,387	4,058
Depreciation and amortization	1,318	1,182
Total EBITDA	5,705	5,240

Net debt to EBITDA	0.3	0.3

Net working capital as a percentage of revenues

Definition

Net working capital

Net working capital is the sum of i) receivables, net, ii) inventories, net, and iii) prepaid expenses; less iv) accounts payable, trade, v) billings in excess of sales, vi) advances from customers and vii) other current liabilities (excluding primarily: a) income taxes payable, b) current derivative liabilities, and c) pension and other employee benefits).

Adjusted revenues for the trailing twelve months

Adjusted revenues for the trailing twelve months includes total revenues recorded by ABB in the twelve months preceding the relevant balance sheet date adjusted to estimate the impact of annualizing revenues of certain acquisitions which were completed in the same trailing twelve month period.

Net working capital as a percentage of revenues

Net working capital as a percentage of revenues is calculated as Net working capital divided by Adjusted revenues for the trailing twelve months.

Reconciliation

	December 31,
($ in millions)	2013	2012

Receivables, net	12,146	11,575
Inventories, net	6,004	6,182
Prepaid expenses	252	311
Accounts payable, trade	(5,112)	(4,992)
Billings in excess of sales	(1,714)	(2,035)
Advances from customers	(1,726)	(1,937)
Other current liabilities(1)	(3,541)	(3,544)
Net working capital	6,309	5,560

Total revenues for the twelve months ended	41,848	39,336
Adjustment to annualize revenues of certain acquisitions(2)	460	915
Adjusted revenues for the trailing twelve months	42,308	40,251

Net working capital as a percentage of revenues	15%	14%

(1) Other current liabilities in Net working capital excludes $701 million and $793 million at December 31, 2013 and 2012, respectively, related primarily to: a) income taxes payable, b) current derivative liabilities, and c) pension and other employee benefits.

(2) Power-One, acquired in July 2013; Thomas & Betts, acquired in May 2012.

Finance net

Definition

Finance net is calculated as Interest and dividend income less Interest and other finance expense.

Reconciliation

	Year ended December 31,
($ in millions)	2013	2012
Interest and dividend income	69	73
Interest and other finance expense	(390)	(293)
Finance net	(321)	(220)

	Three months ended December 31,
($ in millions)	2013	2012
Interest and dividend income	19	18
Interest and other finance expense	(91)	(55)
Finance net	(72)	(37)

Book-to-bill ratio

Definition

Book-to-bill ratio is calculated as Orders received divided by Total revenues.

Reconciliation

($ in millions)	Year ended December 31, 2013
Orders received	38,896
Total revenues	41,848

Book-to-bill ratio	0.93

Cash return on invested capital (CROI)

Definition

Cash return on invested capital (CROI)

Cash return on invested capital is calculated as Adjusted cash return divided by Capital invested.

Adjusted cash return

Adjusted cash return is calculated as the sum of i) net cash provided by operating activities and ii) interest paid.

Capital invested

Capital invested is the sum of i) Adjusted total fixed assets, ii) Net working capital and iii) Accumulated depreciation and amortization.

Adjusted total fixed assets

Adjusted total fixed assets is the sum of i) property, plant and equipment, net, ii) goodwill, iii) other intangible assets, net, and iv) investments in equity-accounted companies less v) deferred tax liabilities recognized in certain acquisitions.

Reconciliation

	Year ended December 31,
($ in millions)	2013	2012
Net cash provided by operating activities	3,653	3,779
Interest paid	287	189
Estimate to annualize the net cash provided by operating activities of certain acquisitions(1)	86	(8)
Adjusted cash return	4,026	3,960

	December 31,
	2013	2012
Property, plant and equipment, net	6,254	5,947
Goodwill	10,670	10,226
Other intangible assets, net	3,297	3,501
Investments in equity-accounted companies	197	213
Total fixed assets	20,418	19,887
Less: deferred taxes recognized in certain acquisitions(2)	(1,959)	(1,773)
Adjusted total fixed assets	18,459	18,114

Net working capital (as defined above)	6,309	5,560

Accumulated depreciation of property plant and equipment	7,127	6,599
Accumulated amortization of intangible assets including goodwill(3)	2,793	2,321
Accumulated depreciation and amortization	9,920	8,920

Capital invested	34,688	32,594

Cash return on invested capital (CROI)	11.6%	12.1%

(1) Power-One (2013) and Thomas & Betts (2012)

(2) Power-One, Thomas & Betts and Baldor (2013) and Thomas & Betts and Baldor (2012)

(3) Includes accumulated goodwill amortization up to Dec. 31, 2001. Thereafter goodwill is not amortized (under U.S. GAAP) but subject to annual testing for impairment.

Free Cash Flow (FCF)

Definition

Free cash flow is calculated as net cash provided by operating activities adjusted for: i) purchases of property, plant and equipment and intangible assets, ii) proceeds from sales of property, plant and equipment, and iii) changes in financing and other non-current receivables, net (included in other investing activities).

Reconciliation

	Year ended December 31,
($ in millions)	2013	2012	2011	2010	2009	2008

Net cash provided by operating activities	3,653	3,779	3,612	4,197	4,027	3,958
adjusted for the effects of:
Purchases of property, plant and equipment and intangible assets	(1,106)	(1,293)	(1,021)	(840)	(967)	(1,171)
Proceeds from sales of property, plant and equipment	80	40	57	47	36	94
Changes in financing receivables and other non-current receivables(1)	5	29	(55)	(7)	(7)	7
Free cash flow	2,632	2,555	2,593	3,397	3,089	2,888

Net income attributable to ABB	2,787	2,704	3,168

Free cash flow as a percentage of Net income (conversion rate)	94%	94%	82%

(1) In 2013 and 2012 included in “Other investing activities” in the Interim Consolidated Statements of Cash Flows.

In 2011 and 2010 included in “Other investing activities” — see Consolidated Statements of Cash Flows in 2012 Annual Report.

ABB Ltd Interim Consolidated Income Statements (unaudited)

	Year ended		Three months ended
($ in millions, except per share data in $)	Dec. 31, 2013	Dec. 31, 2012	Dec. 31, 2013	Dec. 31, 2012

Sales of products	35,282	32,979	9,549	9,251
Sales of services	6,566	6,357	1,824	1,770
Total revenues	41,848	39,336	11,373	11,021
Cost of products	(25,728)	(23,838)	(7,287)	(6,948)
Cost of services	(4,128)	(4,120)	(1,144)	(1,150)
Total cost of sales	(29,856)	(27,958)	(8,431)	(8,098)
Gross profit	11,992	11,378	2,942	2,923
Selling, general and administrative expenses	(6,094)	(5,756)	(1,670)	(1,576)
Non-order related research and development expenses	(1,470)	(1,464)	(415)	(390)
Other income (expense), net	(41)	(100)	(34)	(94)
Income from operations	4,387	4,058	823	863
Interest and dividend income	69	73	19	18
Interest and other finance expense	(390)	(293)	(91)	(55)
Income from continuing operations before taxes	4,066	3,838	751	826
Provision for taxes	(1,122)	(1,030)	(178)	(202)
Income from continuing operations, net of tax	2,944	2,808	573	624
Income (loss) from discontinued operations, net of tax	(37)	4	(22)	—
Net income	2,907	2,812	551	624
Net income attributable to noncontrolling interests	(120)	(108)	(26)	(20)
Net income attributable to ABB	2,787	2,704	525	604

Amounts attributable to ABB shareholders:
Income from continuing operations, net of tax	2,824	2,700	547	604
Net income	2,787	2,704	525	604

Basic earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax	1.23	1.18	0.24	0.26
Net income	1.21	1.18	0.23	0.26

Diluted earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax	1.23	1.18	0.24	0.26
Net income	1.21	1.18	0.23	0.26

Weighted-average number of shares outstanding (in millions) used to compute:
Basic earnings per share attributable to ABB shareholders	2,297	2,293	2,299	2,295
Diluted earnings per share attributable to ABB shareholders	2,305	2,295	2,308	2,298

See Notes to the Interim Consolidated Financial Information

ABB Ltd Interim Condensed Consolidated Statements of Comprehensive Income (unaudited)

	Year ended		Three months ended
($ in millions)	Dec. 31, 2013	Dec. 31, 2012	Dec. 31, 2013	Dec. 31, 2012

Total comprehensive income, net of tax	3,413	2,687	1,037	246
Total comprehensive income attributable to noncontrolling interests, net of tax	(115)	(98)	(31)	(10)
Total comprehensive income attributable to ABB shareholders, net of tax	3,298	2,589	1,006	236

See Notes to the Interim Consolidated Financial Information

ABB Ltd Interim Consolidated Balance Sheets (unaudited)

($ in millions, except share data)	Dec. 31, 2013	Dec. 31, 2012

Cash and equivalents	6,021	6,875
Marketable securities and short-term investments	464	1,606
Receivables, net	12,146	11,575
Inventories, net	6,004	6,182
Prepaid expenses	252	311
Deferred taxes	832	869
Other current assets	706	584
Total current assets	26,425	28,002

Property, plant and equipment, net	6,254	5,947
Goodwill	10,670	10,226
Other intangible assets, net	3,297	3,501
Prepaid pension and other employee benefits	93	71
Investments in equity-accounted companies	197	213
Deferred taxes	370	334
Other non-current assets	758	776
Total assets	48,064	49,070

Accounts payable, trade	5,112	4,992
Billings in excess of sales	1,714	2,035
Short-term debt and current maturities of long-term debt	453	2,537
Advances from customers	1,726	1,937
Deferred taxes	259	270
Provisions for warranties	1,362	1,291
Other provisions	1,807	1,575
Other current liabilities	4,242	4,337
Total current liabilities	16,675	18,974

Long-term debt	7,570	7,534
Pension and other employee benefits	1,639	2,290
Deferred taxes	1,265	1,260
Other non-current liabilities	1,707	1,566
Total liabilities	28,856	31,624

Commitments and contingencies

Stockholders’ equity:
Capital stock and additional paid-in capital (2,314,743,264 issued shares at December 31, 2013 and 2012)	1,750	1,691
Retained earnings	19,186	18,066
Accumulated other comprehensive loss	(2,012)	(2,523)
Treasury stock, at cost (14,093,960 and 18,793,989 shares at December 31, 2013 and 2012, respectively)	(246)	(328)
Total ABB stockholders’ equity	18,678	16,906
Noncontrolling interests	530	540
Total stockholders’ equity	19,208	17,446
Total liabilities and stockholders’ equity	48,064	49,070

See Notes to the Interim Consolidated Financial Information

ABB Ltd Interim Consolidated Statements of Cash Flows (unaudited)

	Year ended		Three months ended
($ in millions)	Dec. 31, 2013	Dec. 31, 2012	Dec. 31, 2013	Dec. 31, 2012

Operating activities:
Net income	2,907	2,812	551	624
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,318	1,182	352	341
Pension and other employee benefits	6	(13)	17	43
Deferred taxes	(137)	64	(126)	41
Net gain from sale of property, plant and equipment	(18)	(26)	2	(14)
Other	95	171	35	66
Changes in operating assets and liabilities:
Trade receivables, net	(571)	(310)	475	78
Inventories, net	324	61	633	527
Trade payables	(43)	(57)	(29)	269
Billings in excess of sales	(168)	152	(46)	95
Provisions, net	199	(109)	248	182
Advances from customers	(145)	181	(38)	149
Other assets and liabilities, net	(114)	(329)	18	37
Net cash provided by operating activities	3,653	3,779	2,092	2,438

Investing activities:
Purchases of marketable securities (available-for-sale)	(526)	(2,288)	(102)	(859)
Purchases of short-term investments	(30)	(67)	(21)	(37)
Purchases of property, plant and equipment and intangible assets	(1,106)	(1,293)	(414)	(455)
Acquisition of businesses (net of cash acquired) and changes in cost and equity investments	(914)	(3,694)	(31)	(8)
Proceeds from sales of marketable securities (available-for-sale)	1,367	1,655	5	—
Proceeds from maturity of marketable securities (available-for-sale)	118	—	4	—
Proceeds from short-term investments	47	27	6	—
Proceeds from sales of property, plant and equipment	80	40	9	19
Proceeds from sales of businesses and equity-accounted companies (net of cash disposed)	62	16	51	7
Other investing activities	185	29	148	25
Net cash used in investing activities	(717)	(5,575)	(345)	(1,308)

Financing activities:
Net changes in debt with original maturities of 90 days or less	(697)	570	(140)	467
Increase in debt	492	5,986	50	707
Repayment of debt	(1,893)	(1,104)	(70)	(201)
Delivery of shares	74	90	71	43
Dividends paid	(1,667)	(1,626)	—	—
Acquisition of noncontrolling interests	(13)	(9)	(8)	(6)
Dividends paid to noncontrolling shareholders	(149)	(121)	(16)	—
Other financing activities	(3)	(24)	33	(8)
Net cash provided by (used in) financing activities	(3,856)	3,762	(80)	1,002

Effects of exchange rate changes on cash and equivalents	66	90	58	60

Net change in cash and equivalents - continuing operations	(854)	2,056	1,725	2,192

Cash and equivalents, beginning of period	6,875	4,819	4,296	4,683
Cash and equivalents, end of period	6,021	6,875	6,021	6,875

Supplementary disclosure of cash flow information:
Interest paid	287	189	108	98
Taxes paid	1,278	1,211	394	296

See Notes to the Interim Consolidated Financial Information

ABB Ltd Interim Consolidated Statements of Changes in Stockholders’ Equity (unaudited)

			Accumulated other comprehensive loss
($ in millions)	Capital stock and additional paid-in capital	Retained earnings	Foreign currency translation adjustments	Unrealized gains (losses) on available- for- sale securities	Pension and other postretirement plan adjustments	Unrealized gains (losses) of cash flow hedge derivatives	Total accumulated other comprehensive loss	Treasury stock	Total ABB stockholders’ equity	Noncontrolling interests	Total stockholders’ equity
Balance at January 1, 2012	1,621	16,988	(968)	20	(1,472)	12	(2,408)	(424)	15,777	559	16,336
Comprehensive income:
Net income		2,704							2,704	108	2,812
Foreign currency translation adjustments (net of tax of $6)			388				388		388	(5)	383
Effect of change in fair value of available-for-sale securities (net of tax of $2)				4			4		4		4
Unrecognized income (expense) related to pensions and other postretirement plans (net of tax of $(216))					(532)		(532)		(532)	(5)	(537)
Change in derivatives qualifying as cash flow hedges (net of tax of $7)						25	25		25		25
Total comprehensive income									2,589	98	2,687
Changes in noncontrolling interests									—	6	6
Dividends paid to noncontrolling shareholders									—	(123)	(123)
Dividends paid		(1,626)							(1,626)		(1,626)
Share-based payment arrangements	60								60		60
Delivery of shares	(6)							96	90		90
Call options	10								10		10
Replacement options issued in connection with acquisition	5								5		5
Other	1								1		1
Balance at December 31, 2012	1,691	18,066	(580)	24	(2,004)	37	(2,523)	(328)	16,906	540	17,446

			Accumulated other comprehensive loss
($ in millions)	Capital stock and additional paid-in capital	Retained earnings	Foreign currency translation adjustments	Unrealized gains (losses) on available- for- sale securities	Pension and other postretirement plan adjustments	Unrealized gains (losses) of cash flow hedge derivatives	Total accumulated other comprehensive loss	Treasury stock	Total ABB stockholders’ equity	Noncontrolling interests	Total stockholders’ equity
Balance at January 1, 2013	1,691	18,066	(580)	24	(2,004)	37	(2,523)	(328)	16,906	540	17,446
Comprehensive income:
Net income		2,787							2,787	120	2,907
Foreign currency translation adjustments (net of tax of $(8))			149				149		149	(8)	141
Effect of change in fair value of available-for-sale securities (net of tax of $(1))				(17)			(17)		(17)		(17)
Unrecognized income (expense) related to pensions and other postretirement plans (net of tax of $171)					394		394		394	3	397
Change in derivatives qualifying as cash flow hedges (net of tax of $(6))						(15)	(15)		(15)		(15)
Total comprehensive income									3,298	115	3,413
Changes in noncontrolling interests	(17)								(17)	25	8
Dividends paid to noncontrolling shareholders									—	(150)	(150)
Dividends paid		(1,667)							(1,667)		(1,667)
Share-based payment arrangements	71								71		71
Delivery of shares	(8)							82	74		74
Call options	13								13		13
Replacement options issued in connection with acquisition	2								2		2
Other	(2)								(2)		(2)
Balance at December 31, 2013	1,750	19,186	(431)	7	(1,610)	22	(2,012)	(246)	18,678	530	19,208

See Notes to the Interim Consolidated Financial Information

Notes to the Interim Consolidated Financial Information (unaudited)

Note 1. The Company and basis of presentation

ABB Ltd and its subsidiaries (collectively, the Company) together form a leading global company in power and automation technologies that enable utility and industry customers to improve their performance while lowering environmental impact. The Company works with customers to engineer and install networks, facilities and plants with particular emphasis on enhancing efficiency, reliability and productivity for customers who generate, convert, transmit, distribute and consume energy.

The Company’s Interim Consolidated Financial Information is prepared in accordance with United States of America generally accepted accounting principles (U.S. GAAP) for interim financial reporting. As such, the Interim Consolidated Financial Information does not include all the information and notes required under U.S. GAAP for annual consolidated financial statements. Therefore, such financial information should be read in conjunction with the audited consolidated financial statements in the Company’s Annual Report for the year ended December 31, 2012.

The preparation of financial information in conformity with U.S. GAAP requires management to make assumptions and estimates that directly affect the amounts reported in the Interim Consolidated Financial Information. The most significant, difficult and subjective of such accounting assumptions and estimates include:

•                  assumptions and projections, principally related to future material, labor and project-related overhead costs, used in determining the percentage-of-completion on projects,

•                  estimates of loss contingencies associated with litigation or threatened litigation and other claims and inquiries, environmental damages, product warranties, regulatory and other proceedings,

•                  assumptions used in the calculation of pension and postretirement benefits and the fair value of pension plan assets,

•                  recognition and measurement of current and deferred income tax assets and liabilities (including the measurement of uncertain tax positions),

•                  growth rates, discount rates and other assumptions used in testing goodwill for impairment,

•                  assumptions used in determining inventory obsolescence and net realizable value,

•                  estimates and assumptions used in determining the fair values of assets and liabilities assumed in business combinations,

•                  growth rates, discount rates and other assumptions used to determine impairment of long-lived assets, and

•                  assessment of the allowance for doubtful accounts.

The actual results and outcomes may differ from the Company’s estimates and assumptions.

A portion of the Company’s activities (primarily long-term construction activities) has an operating cycle that exceeds one year. For classification of current assets and liabilities related to such activities, the Company elected to use the duration of the individual contracts as its operating cycle. Accordingly, there are accounts receivable, inventories and provisions related to these contracts which will not be realized within one year that have been classified as current.

In the opinion of management, the unaudited Interim Consolidated Financial Information contains all necessary adjustments to present fairly the financial position, results of operations and cash flows for the reported interim periods. Management considers all such adjustments to be of a normal recurring nature.

The Interim Consolidated Financial Information is presented in United States dollars ($) unless otherwise stated. Certain amounts reported for prior periods in the Interim Consolidated Financial Information have been reclassified to conform to the current period’s presentation. These changes primarily relate to current liabilities, where amounts previously reported in “Employee and other payables” and “Accrued expenses” have been reclassified to “Other provisions” and “Other current liabilities”.

Notes to the Interim Consolidated Financial Information (unaudited)

Note 2. Recent accounting pronouncements

Applicable in current period

Disclosures about offsetting assets and liabilities

As of January 2013, the Company adopted two accounting standard updates regarding disclosures about amounts of certain financial and derivative instruments recognized in the statement of financial position that are either (i) offset or (ii) subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset. The scope of these updates covers derivatives (including bifurcated embedded derivatives), repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending arrangements. These updates are applicable retrospectively and did not have a significant impact on the consolidated financial statements.

Reporting of amounts reclassified out of accumulated other comprehensive income

As of January 2013, the Company adopted an accounting standard update regarding the presentation of amounts reclassified out of accumulated other comprehensive income. Under the update, the Company is required to present, either in a single note or parenthetically on the face of the financial statements, significant amounts reclassified out of accumulated other comprehensive income by the respective income statement line item (if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the reporting period). If a component is not required to be reclassified to net income in its entirety, the Company would instead cross-reference to other U.S. GAAP required disclosures that provide additional information about the amounts. This update is applicable prospectively and resulted in the Company presenting, in a single note, significant reclassifications out of accumulated other comprehensive income (see Note 12).

Applicable for future periods

Parent’s accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity

In March 2013, an accounting standard update was issued regarding the release of cumulative translation adjustments of a parent when it ceases to have a controlling financial interest in a subsidiary or group of assets that is a business within a foreign entity (for the Company, a foreign entity is an entity having a functional currency other than U.S. dollars). Under the update, the Company would release into net income the entire amount of a cumulative translation adjustment related to its investment in a foreign entity when as a parent it either sells a part or all of its investment in the foreign entity or no longer holds a controlling financial interest in a subsidiary or group of assets within the foreign entity. For foreign equity-accounted companies, a pro rata portion of the cumulative translation adjustment would be recognized in net income upon a partial sale of the equity-accounted company. This update is effective for the Company for annual and interim periods beginning January 1, 2014, and is applicable prospectively. The Company does not believe that this update will have a material impact on its consolidated financial statements.

Presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists

In July 2013, an accounting standard update was issued regarding the presentation of unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. Under the update, the Company would present an unrecognized tax benefit, or a portion of an unrecognized tax benefit, as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except in certain defined circumstances. This update is effective for the Company for annual and interim periods beginning January 1, 2014, and is applicable prospectively. The Company does not believe that this update will have a material impact on its consolidated financial statements.

Notes to the Interim Consolidated Financial Information (unaudited)

Note 3. Acquisitions

Acquisitions were as follows:

	Year ended December 31,		Three months ended December 31,
($ in millions, except number of acquired businesses)(1)	2013	2012	2013	2012
Acquisitions (net of cash acquired)(2)	897	3,643	24	8
Aggregate excess of purchase price over fair value of net assets acquired(3)	525	2,895	53	(378)

Number of acquired businesses	7	9	1	2

(1)         Amounts for the year ended December 31, 2013, relate primarily to the acquisition of Power-One. Amounts for the year ended December 31, 2012, relate primarily to the acquisition of Thomas & Betts.

(2)         Excluding changes in cost and equity investments but including $2 million (in the year ended December 31, 2013) and $5 million (in the year ended December 31, 2012) representing the fair value of replacement vested stock options issued to Power-One and Thomas & Betts employees, respectively, at the corresponding acquisition dates.

(3)         Recorded as goodwill. For all periods presented, amounts include adjustments arising during the measurement period of acquisitions. In the year ended December 31, 2013, and the three months ended December 31, 2012, adjustments amounted to $63 million and $386 million, respectively, primarily reflecting a reduction in certain deferred tax liabilities related to Thomas & Betts.

Acquisitions of controlling interests have been accounted for under the acquisition method and have been included in the Company’s Interim Consolidated Financial Information since the date of acquisition.

While the Company uses its best estimates and assumptions as part of the purchase price allocation process to value assets acquired and liabilities assumed at the acquisition date, the purchase price allocation for acquisitions is preliminary for up to 12 months after the acquisition date and is subject to refinement as more detailed analyses are completed and additional information about the fair values of the assets and liabilities becomes available.

On July 25, 2013, the Company acquired all outstanding shares of Power-One, Inc. (Power-One) for $6.35 per share in cash. The resulting cash outflows for the Company amounted to $737 million, representing $705 million for the purchase of the shares (net of cash acquired) and $32 million related to the cash settlement of Power-One stock options held at the acquisition date. Power-One is a designer and manufacturer of photovoltaic inverters, as well as a provider of renewable energy and energy-efficient power conversion and power management solutions.

The aggregate preliminary allocation of the purchase consideration for business acquisitions in the year ended December 31, 2013, is as follows:

($ in millions)	Allocated amounts(1)	Weighted-average useful life
Intangible assets	206	7 years
Fixed assets	135
Deferred tax liabilities	(190)
Other assets and liabilities, net	158
Goodwill(2)	588
Total consideration (net of cash acquired)	897

(1) Excludes measurement period adjustments related to prior year acquisitions.

(2) The Company does not expect the majority of goodwill recognized to be deductible for income tax purposes.

On May 16, 2012, the Company acquired all outstanding shares of Thomas & Betts Corporation (Thomas & Betts) for $72 per share in cash. The resulting cash outflows for the Company amounted to $3,700 million, representing $3,282 million for the purchase of the shares (net of cash acquired of $521 million), $94 million related to cash settlement of Thomas & Betts stock options held at acquisition date and $324 million for the repayment of debt assumed upon acquisition. Thomas & Betts designs, manufactures and markets components used to manage the connection, distribution, transmission and reliability of electrical power in industrial, construction and utility applications. The acquisition of Thomas & Betts supports the Company’s strategy of expanding its Low Voltage Products operating segment into new geographies, sectors and products, and consequently the goodwill acquired represents the future benefits associated with the expansion of market access and product scope.

Notes to the Interim Consolidated Financial Information (unaudited)

The final allocation of the purchase consideration for Thomas & Betts is as follows:

($ in millions)	Allocated amounts	Weighted-average useful life
Customer relationships	1,169	18 years
Technology	179	5 years
Trade names	155	10 years
Order backlog	12	7.5 months
Intangible assets	1,515	15 years
Fixed assets	458
Debt acquired	(619)
Deferred tax liabilities	(971)
Inventories	300
Other assets and liabilities, net(1)	49
Goodwill(2)	2,649
Total consideration (net of cash acquired)(3)	3,381

(1)         Gross receivables from the acquisition totaled $387 million; the fair value of which was $344 million after rebates and allowance for estimated uncollectable receivables.

(2)         Goodwill recognized is not deductible for income tax purposes.

(3)         Cash acquired in the acquisition totaled $521 million. Additional consideration included $94 million related to the cash settlement of stock options held by Thomas & Betts employees at the acquisition date and $5 million representing the fair value of replacement vested stock options issued to Thomas & Betts employees at the acquisition date. The fair value of these stock options was estimated using a Black-Scholes model.

The Company’s Consolidated Income Statements for the year and three months ended December 31, 2012, include total revenues of $1,541 million and $603 million, respectively, related to Thomas & Betts since the date of acquisition. After acquisition-related charges, the Company’s Consolidated Income Statements for the year and three months ended December 31, 2012, include a net loss of $10 million and $2 million, respectively, related to Thomas & Betts since the date of acquisition.

The unaudited pro forma financial information in the table below summarizes the combined pro forma results of the Company and Thomas & Betts for the year and three months ended December 31, 2012, as if Thomas & Betts had been acquired on January 1, 2011.

($ in millions)	Year ended December 31, 2012	Three months ended December 31, 2012
Total revenues	40,251	11,021
Income from continuing operations, net of tax	2,924	626

Notes to the Interim Consolidated Financial Information (unaudited)

The unaudited pro forma results above include certain adjustments related to the Thomas & Betts acquisition. The table below summarizes the adjustments necessary to present the pro forma financial information of the Company and Thomas & Betts combined, as if Thomas & Betts had been acquired on January 1, 2011.

	Adjustments
($ in millions)	Year ended December 31, 2012	Three months ended December 31, 2012

Impact on cost of sales from additional amortization of intangible assets (excluding order backlog capitalized upon acquisition)	(26)	—
Impact on cost of sales from amortization of order backlog capitalized upon acquisition	11	3
Impact on cost of sales from fair valuing acquired inventory	31	—
Impact on cost of sales from additional depreciation of fixed assets	(12)	—
Interest expense on Thomas & Betts debt	5	—
Impact on selling, general and administrative expenses from Thomas & Betts stock-option plans adjustments	16	—
Impact on selling, general and administrative expenses from acquisition-related costs	56	—
Impact on interest and other finance expense from bridging facility costs	13	—
Other	(5)	—
Income taxes	(7)	(1)
Total pro forma adjustments	82	2

The pro forma results are for information purposes only and do not include any anticipated cost synergies or other effects of the planned integration of Thomas & Betts. Accordingly, such pro forma amounts are not necessarily indicative of the results that would have occurred had the acquisition been completed on the date indicated, nor are they indicative of the future operating results of the combined company.

Changes in total goodwill were as follows:

($ in millions)	Total goodwill
Balance at January 1, 2012	7,269
Additions during the period(1)(2)	2,895
Exchange rate differences	62
Balance at December 31, 2012	10,226
Additions during the period(1)(3)	525
Goodwill allocated to disposals	(11)
Exchange rate differences	(70)
Balance at December 31, 2013	10,670

(1)         Includes measurement period adjustments related to prior year acquisitions.

(2)         Includes primarily goodwill of $2,723 million in respect of Thomas & Betts, acquired in May 2012, which has been allocated to the Low Voltage Products operating segment and goodwill in respect of Newave, acquired in February 2012, which has been allocated to the Discrete Automation and Motion operating segment.

(3)         Includes primarily goodwill in respect of Power-One, acquired in July 2013, which has been allocated to the Discrete Automation and Motion operating segment.

Notes to the Interim Consolidated Financial Information (unaudited)

Note 4. Cash and equivalents, marketable securities and short-term investments

Current assets

Cash and equivalents, marketable securities and short-term investments consisted of the following:

	December 31, 2013
($ in millions)	Cost basis	Gross unrealized gains	Gross unrealized losses	Fair value	Cash and equivalents	Marketable securities and short-term investments
Cash	2,414			2,414	2,414
Time deposits	3,556			3,556	3,538	18
Other short-term investments	9			9	—	9
Debt securities available-for-sale:
– U.S. government obligations	103	2	(1)	104	—	104
– European government obligations	24	1	—	25	—	25
– Other government obligations	3	—	—	3	—	3
– Corporate	212	4	(1)	215	69	146
Equity securities available-for-sale	154	9	(4)	159	—	159
Total	6,475	16	(6)	6,485	6,021	464

	December 31, 2012
($ in millions)	Cost basis	Gross unrealized gains	Gross unrealized losses	Fair value	Cash and equivalents	Marketable securities and short-term investments
Cash	2,784			2,784	2,784
Time deposits	3,993			3,993	3,963	30
Other short-term investments	15			15	—	15
Debt securities available-for-sale:
– U.S. government obligations	152	8	(1)	159	—	159
– Other government obligations	3	—	—	3	—	3
– Corporate	236	9	—	245	128	117
Equity securities available-for-sale	1,271	12	(1)	1,282	—	1,282
Total	8,454	29	(2)	8,481	6,875	1,606

Non-current assets

Included in “Other non-current assets” are certain held-to-maturity marketable securities. At December 31, 2013, the amortized cost, gross unrecognized gain and fair value (based on quoted market prices) of these securities were $104 million, $17 million and $121 million, respectively. At December 31, 2012, the amortized cost, gross unrecognized gain and fair value (based on quoted market prices) of these securities were $97 million, $27 million and $124 million, respectively. These securities are pledged as security for certain outstanding deposit liabilities and the funds received at the respective maturity dates of the securities will only be available to the Company for repayment of these obligations.

Notes to the Interim Consolidated Financial Information (unaudited)

Note 5. Derivative financial instruments

The Company is exposed to certain currency, commodity, interest rate and equity risks arising from its global operating, financing and investing activities. The Company uses derivative instruments to reduce and manage the economic impact of these exposures.

Currency risk

Due to the global nature of the Company’s operations, many of its subsidiaries are exposed to currency risk in their operating activities from entering into transactions in currencies other than their functional currency. To manage such currency risks, the Company’s policies require the subsidiaries to hedge their foreign currency exposures from binding sales and purchase contracts denominated in foreign currencies. For forecasted foreign currency denominated sales of standard products and the related foreign currency denominated purchases, the Company’s policy is to hedge up to a maximum of 100 percent of the forecasted foreign currency denominated exposures, depending on the length of the forecasted exposures. Forecasted exposures greater than 12 months are not hedged. Forward foreign exchange contracts are the main instrument used to protect the Company against the volatility of future cash flows (caused by changes in exchange rates) of contracted and forecasted sales and purchases denominated in foreign currencies. In addition, within its treasury operations, the Company primarily uses foreign exchange swaps and forward foreign exchange contracts to manage the currency and timing mismatches arising in its liquidity management activities.

Commodity risk

Various commodity products are used in the Company’s manufacturing activities. Consequently it is exposed to volatility in future cash flows arising from changes in commodity prices. To manage the price risk of commodities other than electricity, the Company’s policies require that the subsidiaries hedge the commodity price risk exposures from binding contracts, as well as at least 50 percent (up to a maximum of 100 percent) of the forecasted commodity exposure over the next 12 months or longer (up to a maximum of 18 months). In certain locations where the price of electricity is hedged, up to a maximum of 90 percent of the forecasted electricity needs, depending on the length of the forecasted exposures, are hedged. Swap and futures contracts are used to manage the associated price risks of commodities.

Interest rate risk

The Company has issued bonds at fixed rates. Interest rate swaps are used to manage the interest rate risk associated with certain debt and generally are designated as fair value hedges. In addition, from time to time, the Company uses instruments such as interest rate swaps, interest rate futures, bond futures or forward rate agreements to manage interest rate risk arising from the Company’s balance sheet structure but does not designate such instruments as hedges.

Equity risk

The Company is exposed to fluctuations in the fair value of its warrant appreciation rights (WARs) issued under its management incentive plan. A WAR gives its holder the right to receive cash equal to the market price of an equivalent listed warrant on the date of exercise. To eliminate such risk, the Company has purchased cash-settled call options which entitle the Company to receive amounts equivalent to its obligations under the outstanding WARs.

Volume of derivative activity

In general, while the Company’s primary objective in its use of derivatives is to minimize exposures arising from its business, certain derivatives are designated and qualify for hedge accounting treatment while others either are not designated or do not qualify for hedge accounting.

Foreign exchange and interest rate derivatives:

The gross notional amounts of outstanding foreign exchange and interest rate derivatives (whether designated as hedges or not) were as follows:

Type of derivative	Total notional amounts
($ in millions)	December 31, 2013	December 31, 2012
Foreign exchange contracts	19,351	19,724
Embedded foreign exchange derivatives	3,049	3,572
Interest rate contracts	4,693	3,983

Notes to the Interim Consolidated Financial Information (unaudited)

Derivative commodity contracts:

The following table shows the notional amounts of outstanding commodity derivatives (whether designated as hedges or not), on a net basis, to reflect the Company’s requirements in the various commodities:

		Total notional amounts
Type of derivative	Unit	December 31, 2013	December 31, 2012
Copper swaps	metric tonnes	42,866	45,222
Aluminum swaps	metric tonnes	3,525	5,495
Nickel swaps	metric tonnes	18	21
Lead swaps	metric tonnes	7,100	13,025
Zinc swaps	metric tonnes	300	225
Silver swaps	ounces	1,936,581	1,415,322
Electricity futures	megawatt hours	279,995	334,445
Crude oil swaps	barrels	113,000	135,471

Equity derivatives:

At December 31, 2013 and 2012, the Company held 67 million and 67 million cash-settled call options indexed to ABB Ltd shares (conversion ratio 5:1) with a total fair value of $56 million and $26 million, respectively.

Cash flow hedges

As noted above, the Company mainly uses forward foreign exchange contracts to manage the foreign exchange risk of its operations, commodity swaps to manage its commodity risks and cash-settled call options to hedge its WAR liabilities. Where such instruments are designated and qualify as cash flow hedges, the effective portion of the changes in their fair value is recorded in “Accumulated other comprehensive loss” and subsequently reclassified into earnings in the same line item and in the same period as the underlying hedged transaction affects earnings. Any ineffectiveness in the hedge relationship, or hedge component excluded from the assessment of effectiveness, is recognized in earnings during the current period.

At December 31, 2013 and 2012, “Accumulated other comprehensive loss” included net unrealized gains of $22 million and $37 million, respectively, net of tax, on derivatives designated as cash flow hedges. Of the amount at December 31, 2013, net gains of $18 million are expected to be reclassified to earnings in the following 12 months. At December 31, 2013, the longest maturity of a derivative classified as a cash flow hedge was 69 months.

The amounts of gains or losses, net of tax, reclassified into earnings due to the discontinuance of cash flow hedge accounting and recognized in earnings due to ineffectiveness in cash flow hedge relationships were not significant in the year and three months ended December 31, 2013 and 2012.

Notes to the Interim Consolidated Financial Information (unaudited)

The pre-tax effects of derivative instruments, designated and qualifying as cash flow hedges, on “Accumulated other comprehensive loss” (OCI) and the Consolidated Income Statements were as follows:

Year ended December 31, 2013
Type of derivative designated as a cash flow hedge	Gains (losses) recognized in OCI on derivatives (effective portion)	Gains (losses) reclassified from OCI into income (effective portion)		Gains (losses) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	($ in millions)	Location	($ in millions)	Location	($ in millions)
Foreign exchange contracts	22	Total revenues	52	Total revenues	—
		Total cost of sales	(1)	Total cost of sales	—
Commodity contracts	(5)	Total cost of sales	(5)	Total cost of sales	—
Cash-settled call options	16	SG&A expenses(1)	8	SG&A expenses(1)	—
Total	33		54		—

Year ended December 31, 2012
Type of derivative designated as a cash flow hedge	Gains (losses) recognized in OCI on derivatives (effective portion)	Gains (losses) reclassified from OCI into income (effective portion)		Gains (losses) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	($ in millions)	Location	($ in millions)	Location	($ in millions)
Foreign exchange contracts	74	Total revenues	69	Total revenues	—
		Total cost of sales	(12)	Total cost of sales	—
Commodity contracts	4	Total cost of sales	(4)	Total cost of sales	—
Cash-settled call options	(4)	SG&A expenses(1)	(11)	SG&A expenses(1)	—
Total	74		42		—

Three months ended December 31, 2013
Type of derivative designated as a cash flow hedge	Gains (losses) recognized in OCI on derivatives (effective portion)	Gains (losses) reclassified from OCI into income (effective portion)		Gains (losses) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	($ in millions)	Location	($ in millions)	Location	($ in millions)
Foreign exchange contracts	(3)	Total revenues	12	Total revenues	—
		Total cost of sales	5	Total cost of sales	—
Commodity contracts	1	Total cost of sales	(2)	Total cost of sales	—
Cash-settled call options	11	SG&A expenses(1)	5	SG&A expenses(1)	—
Total	9		20		—

Three months ended December 31, 2012
Type of derivative designated as a cash flow hedge	Gains (losses) recognized in OCI on derivatives (effective portion)	Gains (losses) reclassified from OCI into income (effective portion)		Gains (losses) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	($ in millions)	Location	($ in millions)	Location	($ in millions)
Foreign exchange contracts	(1)	Total revenues	22	Total revenues	—
		Total cost of sales	(4)	Total cost of sales	—
Commodity contracts	(5)	Total cost of sales	(2)	Total cost of sales	—
Cash-settled call options	3	SG&A expenses(1)	—	SG&A expenses(1)	—
Total	(3)		16		—

(1)                                 SG&A expenses represent “Selling, general and administrative expenses”.

Net derivative gains of $43 million and $28 million, both net of tax, were reclassified from “Accumulated other comprehensive loss” to earnings during the year ended December 31, 2013 and 2012, respectively. During the three months ended December 31, 2013 and 2012, net derivative gains of $15 million and $12 million, both net of tax, were reclassified from “Accumulated other comprehensive loss” to earnings respectively.

Notes to the Interim Consolidated Financial Information (unaudited)

Fair value hedges

To reduce its interest rate exposure arising primarily from its debt issuance activities, the Company uses interest rate swaps. Where such instruments are designated as fair value hedges, the changes in the fair value of these instruments, as well as the changes in fair value of the risk component of the underlying debt being hedged, are recorded as offsetting gains and losses in “Interest and other finance expense”. Hedge ineffectiveness of instruments designated as fair value hedges for the year and three months ended December 31, 2013 and 2012, was not significant.

The effect of derivative instruments, designated and qualifying as fair value hedges, on the Consolidated Income Statements was as follows:

Year ended December 31, 2013
Type of derivative designated as a fair value hedge	Gains (losses) recognized in income on derivatives designated as fair value hedges		Gains (losses) recognized in income on hedged item
	Location	($ in millions)	Location	($ in millions)
Interest rate contracts	Interest and other finance expense	(34)	Interest and other finance expense	35

Year ended December 31, 2012
Type of derivative designated as a fair value hedge	Gains (losses) recognized in income on derivatives designated as fair value hedges		Gains (losses) recognized in income on hedged item
	Location	($ in millions)	Location	($ in millions)
Interest rate contracts	Interest and other finance expense	6	Interest and other finance expense	(6)

Three months ended December 31, 2013
Type of derivative designated as a fair value hedge	Gains (losses) recognized in income on derivatives designated as fair value hedges		Gains (losses) recognized in income on hedged item
	Location	($ in millions)	Location	($ in millions)
Interest rate contracts	Interest and other finance expense	(18)	Interest and other finance expense	19

Three months ended December 31, 2012
Type of derivative designated as a fair value hedge	Gains (losses) recognized in income on derivatives designated as fair value hedges		Gains (losses) recognized in income on hedged item
	Location	($ in millions)	Location	($ in millions)
Interest rate contracts	Interest and other finance expense	(6)	Interest and other finance expense	6

Derivatives not designated in hedge relationships

Derivative instruments that are not designated as hedges or do not qualify as either cash flow or fair value hedges are economic hedges used for risk management purposes. Gains and losses from changes in the fair values of such derivatives are recognized in the same line in the income statement as the economically hedged transaction.

Furthermore, under certain circumstances, the Company is required to split and account separately for foreign currency derivatives that are embedded within certain binding sales or purchase contracts denominated in a currency other than the functional currency of the subsidiary and the counterparty.

Notes to the Interim Consolidated Financial Information (unaudited)

The gains (losses) recognized in the Consolidated Income Statements on derivatives not designated in hedging relationships were as follows:

($ in millions)	Gains (losses) recognized in income
Type of derivative		Year ended December 31,		Three months ended December 31,
not designated as a hedge	Location	2013	2012	2013	2012
Foreign exchange contracts	Total revenues	(95)	318	(34)	32
	Total cost of sales	80	(193)	30	5
	SG&A expenses(1)	(1)	(3)	—	—
	Interest and other finance expense	223	68	111	85
Embedded foreign exchange contracts	Total revenues	101	(148)	25	(1)
	Total cost of sales	(10)	28	(9)	(1)
Commodity contracts	Total cost of sales	(50)	10	(4)	(14)
	Interest and other finance expense	1	1	—	—
Interest rate contracts	Interest and other finance expense	(3)	(1)	—	(3)
Total		246	80	119	103

(1) SG&A expenses represent “Selling, general and administrative expenses”.

The fair values of derivatives included in the Consolidated Balance Sheets were as follows:

	December 31, 2013
	Derivative assets		Derivative liabilities
($ in millions)	Current in “Other current assets”	Non-current in “Other non-current assets”	Current in “Other current liabilities”	Non-current in “Other non-current liabilities”
Derivatives designated as hedging instruments:
Foreign exchange contracts	21	8	10	3
Commodity contracts	2	—	1	—
Interest rate contracts	—	14	—	7
Cash-settled call options	14	40	—	—
Total	37	62	11	10
Derivatives not designated as hedging instruments:
Foreign exchange contracts	272	42	121	30
Commodity contracts	6	1	15	1
Cash-settled call options	—	2	—	—
Embedded foreign exchange derivatives	57	21	55	11
Total	335	66	191	42
Total fair value	372	128	202	52

Thereof, subject to close-out netting agreements	284	63	130	40

Notes to the Interim Consolidated Financial Information (unaudited)

	December 31, 2012
	Derivative assets		Derivative liabilities
($ in millions)	Current in “Other current assets”	Non-current in “Other non-current assets”	Current in “Other current liabilities”	Non-current in “Other non-current liabilities”
Derivatives designated as hedging instruments:
Foreign exchange contracts	34	20	14	6
Commodity contracts	1	—	1	—
Interest rate contracts	15	31	—	2
Cash-settled call options	9	16	—	—
Total	59	67	15	8
Derivatives not designated as hedging instruments:
Foreign exchange contracts	204	62	84	20
Commodity contracts	7	1	11	1
Cash-settled call options	—	1	—	—
Embedded foreign exchange derivatives	26	13	86	40
Total	237	77	181	61
Total fair value	296	144	196	69

Thereof, subject to close-out netting agreements	245	113	93	28

Close-out netting agreements provide for the termination, valuation and net settlement of some or all outstanding transactions between two counterparties on the occurrence of one or more pre-defined trigger events.

Although the Company is party to close-out netting agreements with most derivative counterparties, the fair values in the tables above and in the Consolidated Balance Sheets at December 31, 2013 and 2012, have been presented on a gross basis.

Note 6. Fair values

The Company uses fair value measurement principles to record certain financial assets and liabilities on a recurring basis and, when necessary, to record certain non-financial assets at fair value on a non-recurring basis, as well as to determine fair value disclosures for certain financial instruments carried at amortized cost in the financial statements. Financial assets and liabilities recorded at fair value on a recurring basis include foreign currency, commodity and interest rate derivatives as well as cash-settled call options and available-for-sale securities. Non-financial assets recorded at fair value on a non-recurring basis include long-lived assets that are reduced to their estimated fair value due to impairments.

Fair value is the price that would be received when selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various valuation techniques including the market approach (using observable market data for identical or similar assets and liabilities), the income approach (discounted cash flow models) and the cost approach (using costs a market participant would incur to develop a comparable asset). Inputs used to determine the fair value of assets and liabilities are defined by a three-level hierarchy, depending on the reliability of those inputs. The Company has categorized its financial assets and liabilities and non-financial assets measured at fair value within this hierarchy based on whether the inputs to the valuation technique are observable or unobservable. An observable input is based on market data obtained from independent sources, while an unobservable input reflects the Company’s assumptions about market data.

The levels of the fair value hierarchy are as follows:

Level 1:                       Valuation inputs consist of quoted prices in an active market for identical assets or liabilities (observable quoted prices). Assets and liabilities valued using Level 1 inputs include exchange-traded equity securities, listed derivatives which are actively traded such as commodity futures and interest rate futures, and certain actively-traded debt securities.

Notes to the Interim Consolidated Financial Information (unaudited)

Level 2:                       Valuation inputs consist of observable inputs (other than Level 1 inputs) such as actively quoted prices for similar assets, quoted prices in inactive markets and inputs other than quoted prices such as interest rate yield curves, credit spreads, or inputs derived from other observable data by interpolation, correlation, regression or other means. The adjustments applied to quoted prices or the inputs used in valuation models may be both observable and unobservable. In these cases, the fair value measurement is classified as Level 2 unless the unobservable portion of the adjustment or the unobservable input to the valuation model is significant, in which case the fair value measurement would be classified as Level 3. Assets and liabilities valued using Level 2 inputs include investments in certain funds, certain debt securities that are not actively traded, interest rate swaps, commodity swaps, cash-settled call options, foreign exchange forward contracts, foreign exchange swaps and forward rate agreements, as well as financing receivables and debt.

Level 3:                       Valuation inputs are based on the Company’s assumptions of relevant market data (unobservable inputs). The impairments of certain equity-method investments were calculated using Level 3 inputs.

Whenever quoted prices involve bid-ask spreads, the Company ordinarily determines fair values based on mid-market quotes. However, for the purpose of determining the fair value of cash-settled call options serving as hedges of the Company’s management incentive plan, bid prices are used.

When determining fair values based on quoted prices in an active market, the Company considers if the level of transaction activity for the financial instrument has significantly decreased, or would not be considered orderly. In such cases, the resulting changes in valuation techniques would be disclosed. If the market is considered disorderly or if quoted prices are not available, the Company is required to use another valuation technique, such as an income approach.

Recurring fair value measures

The fair values of financial assets and liabilities measured at fair value on a recurring basis were as follows:

	December 31, 2013
($ in millions)	Level 1	Level 2	Level 3	Total fair value
Assets
Available-for-sale securities in “Cash and equivalents”:
Debt securities—Corporate	—	69	—	69
Available-for-sale securities in “Marketable securities and short-term investments”:
Equity securities	—	159	—	159
Debt securities—U.S. government obligations	104	—	—	104
Debt securities—European government obligations	25	—	—	25
Debt securities—Other government obligations	—	3	—	3
Debt securities—Corporate	—	146	—	146
Derivative assets—current in “Other current assets”	—	372	—	372
Derivative assets—non-current in “Other non-current assets”	—	128	—	128

Liabilities
Derivative liabilities—current in “Other current liabilities”	3	199	—	202
Derivative liabilities—non-current in “Other non-current liabilities”	—	52	—	52

Notes to the Interim Consolidated Financial Information (unaudited)

	December 31, 2012
($ in millions)	Level 1	Level 2	Level 3	Total fair value
Assets
Available-for-sale securities in “Cash and equivalents”:
Debt securities—Corporate	—	128	—	128
Available-for-sale securities in “Marketable securities and short-term investments”:
Equity securities	3	1,279	—	1,282
Debt securities—U.S. government obligations	159	—	—	159
Debt securities—Other government obligations	—	3	—	3
Debt securities—Corporate	—	117	—	117
Available-for-sale securities in “Other non-current assets”:
Equity securities	2	—	—	2
Derivative assets—current in “Other current assets”	—	296	—	296
Derivative assets—non-current in “Other non-current assets”	—	144	—	144

Liabilities
Derivative liabilities—current in “Other current liabilities”	4	192	—	196
Derivative liabilities—non-current in “Other non-current liabilities”	—	69	—	69

The Company uses the following methods and assumptions in estimating fair values of financial assets and liabilities measured at fair value on a recurring basis:

•                  Available-for-sale securities in “Cash and equivalents”, “Marketable securities and short-term investments” and “Other non-current assets”: If quoted market prices in active markets for identical assets are available, these are considered Level 1 inputs; however, when markets are not active, these inputs are considered Level 2. If such quoted market prices are not available, fair value is determined using market prices for similar assets or present value techniques, applying an appropriate risk-free interest rate adjusted for nonperformance risk. The inputs used in present value techniques are observable and fall into the Level 2 category.

•                  Derivatives: The fair values of derivative instruments are determined using quoted prices of identical instruments from an active market, if available (Level 1). If quoted prices are not available, price quotes for similar instruments, appropriately adjusted, or present value techniques, based on available market data, or option pricing models are used. Cash-settled call options hedging the Company’s WAR liability are valued based on bid prices of the equivalent listed warrant. The fair values obtained using price quotes for similar instruments or valuation techniques represent a Level 2 input unless significant unobservable inputs are used.

Non-recurring fair value measures

There were no significant non-recurring fair value measurements in the year and three months ended December 31, 2013. During 2012, impairment charges of $87 million were recorded as an adjustment to the fair value of certain equity-method investments, of which $67 million was recorded during the three months ended December 31, 2012. The non-recurring fair value measures were determined using a discounted cash flow model adjusted for industry and market conditions using Level 3 inputs and the resulting fair value of those assets remeasured during 2012 and still held at December 31, 2012, was not significant. Other non-recurring fair value measurements in 2012 were not significant.

Notes to the Interim Consolidated Financial Information (unaudited)

Disclosure about financial instruments carried on a cost basis

The fair values of financial instruments carried on a cost basis were as follows:

	December 31, 2013
($ in millions)	Carrying value	Level 1	Level 2	Level 3	Total fair value
Assets
Cash and equivalents (excluding available-for-sale securities with original maturities up to 3 months):
Cash	2,414	2,414	—	—	2,414
Time deposits	3,538	—	3,538	—	3,538
Marketable securities and short-term investments (excluding available-for-sale securities):
Time deposits	18	—	18	—	18
Other short-term investments	9	9	—	—	9
Short-term loans in “Receivables, net”	6	—	6	—	6
Other non-current assets:
Loans granted	54	—	52	—	52
Held-to-maturity securities	104	—	121	—	121
Restricted cash and cash deposits	276	95	219	—	314

Liabilities
Short-term debt and current maturities of long-term debt, excluding finance lease liabilities	424	107	317	—	424
Long-term debt, excluding finance lease liabilities	7,475	7,540	34	—	7,574
Non-current deposit liabilities in “Other non-current liabilities”	279	—	338	—	338

	December 31, 2012
($ in millions)	Carrying value	Level 1	Level 2	Level 3	Total fair value
Assets
Cash and equivalents (excluding available-for-sale securities with original maturities up to 3 months):
Cash	2,784	2,784	—	—	2,784
Time deposits	3,963	—	3,963	—	3,963
Marketable securities and short-term investments (excluding available-for-sale securities):
Time deposits	30	—	30	—	30
Other short-term investments	15	15	—	—	15
Short-term loans in “Receivables, net”	7	—	7	—	7
Other non-current assets:
Loans granted	58	—	59	—	59
Held-to-maturity securities	97	—	124	—	124
Restricted cash and cash deposits	271	80	242	—	322

Liabilities
Short-term debt and current maturities of long-term debt, excluding finance lease liabilities	2,512	1,328	1,184	—	2,512
Long-term debt, excluding finance lease liabilities	7,449	7,870	39	—	7,909
Non-current deposit liabilities in “Other non-current liabilities”	283	—	359	—	359

The Company uses the following methods and assumptions in estimating fair values of financial instruments carried on a cost basis:

•                  Cash and equivalents (excluding available-for-sale debt securities with original maturities up to 3 months), Marketable securities and short-term investments (excluding available-for-sale securities), and Short-term loans in “Receivables, net”: The carrying amounts approximate the fair values as the items are short-term in nature.

Notes to the Interim Consolidated Financial Information (unaudited)

•                  Other non-current assets: Includes (i) financing receivables (including loans granted) whose fair values are based on the carrying amount adjusted using a present value technique to reflect a premium or discount based on current market interest rates (Level 2 inputs), (ii) held-to-maturity securities (see Note 4) whose fair values are based on quoted market prices in inactive markets (Level 2 inputs), (iii) restricted cash whose fair values approximates the carrying amounts (Level 1) and (iv) cash deposits pledged in respect of certain non-current deposit liabilities whose fair values are determined using a discounted cash flow methodology based on current market interest rates (Level 2 inputs).

•                  Short-term debt and current maturities of long-term debt, excluding finance lease liabilities: Includes commercial paper, bank borrowings and overdrafts as well as bonds maturing in the next 12 months. The carrying amounts of short-term debt and current maturities of long-term debt, excluding finance lease liabilities, approximate their fair values.

•                  Long-term debt excluding finance lease liabilities: Fair values of outstanding bonds are determined using quoted market prices (Level 1 inputs). The fair values of other debt are determined using a discounted cash flow methodology based upon borrowing rates of similar debt instruments and reflecting appropriate adjustments for non-performance risk (Level 2 inputs).

•                  Non-current deposit liabilities in “Other non-current liabilities”: The fair values of non-current deposit liabilities are determined using a discounted cash flow methodology based on risk-adjusted interest rates (Level 2 inputs).

Note 7. Debt

The Company’s total debt at December 31, 2013 and 2012, amounted to $8,023 million and $10,071 million, respectively.

Short-term debt and current maturities of long-term debt

The Company’s “Short-term debt and current maturities of long-term debt” consisted of the following:

($ in millions)	December 31, 2013	December 31, 2012
Short-term debt	423	1,531
Current maturities of long-term debt	30	1,006
Total	453	2,537

Short-term debt primarily represents short-term loans from various banks and issued commercial paper.

In June 2013, the Company repaid at maturity the EUR 700 million 4.625% bonds.

At January 31, 2014, the amount of commercial paper outstanding had increased from $100 million at December 31, 2013, to $1,253 million, with a corresponding increase in cash and equivalents.

Long-term debt

The Company’s long-term debt at December 31, 2013 and 2012, amounted to $7,570 million and $7,534 million, respectively.

Note 8. Commitments and contingencies

Contingencies—Environmental

The Company is engaged in environmental clean-up activities at certain sites arising under various United States and other environmental protection laws and under certain agreements with third parties. In some cases, these environmental remediation actions are subject to legal proceedings, investigations or claims, and it is uncertain to what extent the Company is actually obligated to perform. Provisions for these unresolved matters have been set up if it is probable that the Company has incurred a liability and the amount of loss can be reasonably estimated. The lower end of an estimated range is accrued when a

Notes to the Interim Consolidated Financial Information (unaudited)

single best estimate is not determinable. The required amount of the provisions may change in the future as developments occur.

If a provision has been recognized for any of these matters the Company records an asset when it is probable that it will recover a portion of the costs expected to be incurred to settle them. Management is of the opinion, based upon information presently available, that the resolution of any such obligation and non-collection of recoverable costs would not have a further material adverse effect on the Company’s consolidated financial statements.

The Company is involved in the remediation of environmental contamination at present or former facilities, primarily in the United States. The clean-up of these sites involves primarily soil and groundwater contamination. A significant portion of the provisions in respect of these contingencies reflects the provisions of acquired companies. A portion of one of the acquired entities’ remediation liability is indemnified by a prior owner. Accordingly, an asset equal to that portion of the remediation liability is included in “Other non-current assets”.

The total effect of the above environmental obligations on the Company’s Consolidated Balance Sheets was as follows:

($ in millions)	December 31, 2013	December 31, 2012
Environmental provisions included in:
Other provisions	37	33
Other non-current liabilities	116	73
	153	106

Provisions for the above estimated losses have not been discounted as the timing of payments cannot be reasonably estimated.

Contingencies—Regulatory, Compliance and Legal

Antitrust

The Company’s cables business is under investigation for alleged anticompetitive practices in a number of jurisdictions, including Brazil and the European Union. In December 2013, the Company agreed with the Brazilian Antitrust Authority (CADE) to settle its ongoing investigation into the Company’s involvement in these anticompetitive practices and the Company agreed to pay a fine of approximately 1.5 million Brazilian reals (equivalent to approximately $1 million on date of payment). In the European Union, the Company has received the European Commission’s Statement of Objections concerning its investigation into the cables business and in June 2012 participated in the related Oral Hearing. An informed judgment about the outcome of this investigation or the amount of potential loss or range of loss for the Company, if any, relating to this investigation cannot be made at this stage.

In Brazil, the Company’s Gas Insulated Switchgear business is under investigation by the CADE for alleged anticompetitive practices. In addition, the CADE has opened an investigation into certain other power businesses of the Company, including flexible alternating current transmission systems (FACTS) and power transformers. An informed judgment about the outcome of these investigations or the amount of potential loss or range of loss for the Company, if any, relating to these investigations cannot be made at this stage.

In Italy, one of the Company’s recently acquired subsidiaries was raided in October 2013 by the Italian Antitrust Agency for alleged anticompetitive practices. An informed judgment about the outcome of this investigation or the amount of potential loss or range of loss for the Company, if any, relating to this investigation cannot be made at this stage.

In September 2012, the German Antitrust Authority (Bundeskartellamt) fined one of the Company’s German subsidiaries euro 8.7 million (equivalent to approximately $11 million on date of payment) for its involvement in anticompetitive practices in the German power transformers business.

With respect to those aforementioned matters which are still ongoing, management is cooperating fully with the antitrust authorities.

Notes to the Interim Consolidated Financial Information (unaudited)

Suspect payments

In April 2005, the Company voluntarily disclosed to the United States Department of Justice (DoJ) and the United States Securities and Exchange Commission (SEC) certain suspect payments in its network management unit in the United States. Subsequently, the Company made additional voluntary disclosures to the DoJ and the SEC regarding suspect payments made by other Company subsidiaries in a number of countries in the Middle East, Asia, South America and Europe (including to an employee of an Italian power generation company) as well as by its former Lummus business. These payments were discovered by the Company as a result of the Company’s internal audit program and compliance reviews.

In September 2010, the Company reached settlements with the DoJ and the SEC regarding their investigations into these matters and into suspect payments involving certain of the Company’s subsidiaries in the United Nations Oil-for-Food Program. In connection with these settlements, the Company agreed to make payments to the DoJ and SEC totaling $58 million, which were settled in the fourth quarter of 2010. One subsidiary of the Company pled guilty to one count of conspiracy to violate the anti-bribery provisions of the U.S. Foreign Corrupt Practices Act and one count of violating those provisions. The Company entered into a deferred prosecution agreement and settled civil charges brought by the SEC. These settlements resolved the foregoing investigations. In lieu of an external compliance monitor, the DoJ and SEC agreed to allow the Company to report on its continuing compliance efforts and the results of the review of its internal processes through September 2013. Further to the Fraud Section of the DoJ determining that the Company has fully complied with all its obligations under the deferred prosecution agreement, on October 1, 2013, the competent court in the U.S. agreed to dismiss all criminal charges against the Company in relation to these matters.

General

In addition, the Company is aware of proceedings, or the threat of proceedings, against it and others in respect of private claims by customers and other third parties with regard to certain actual or alleged anti-competitive practices. Also, the Company is subject to other various legal proceedings, investigations, and claims that have not yet been resolved. With respect to the above-mentioned regulatory matters and commercial litigation contingencies, the Company will bear the costs of the continuing investigations and any related legal proceedings.

Liabilities recognized

At December 31, 2013 and 2012, the Company had aggregate liabilities of $245 million and $211 million, respectively, included in “Other provisions” and “Other non-current liabilities”, for the above regulatory, compliance and legal contingencies, and none of the individual liabilities recognized was significant. As it is not possible to make an informed judgment on the outcome of certain matters and as it is not possible, based on information currently available to management, to estimate the maximum potential liability on other matters, there could be material adverse outcomes beyond the amounts accrued.

Guarantees

General

The following table provides quantitative data regarding the Company’s third-party guarantees. The maximum potential payments represent a “worst-case scenario”, and do not reflect management’s expected results. The carrying amount of liabilities recorded in the Consolidated Balance Sheets reflects the Company’s best estimate of future payments, which it may incur as part of fulfilling its guarantee obligations.

	Maximum potential payments
($ in millions)	December 31, 2013	December 31, 2012
Performance guarantees	149	149
Financial guarantees	77	83
Indemnification guarantees	50	190
Total	276	422

In respect of the above guarantees, the carrying amounts of liabilities at December 31, 2013 and 2012, were not significant.

Performance guarantees

Performance guarantees represent obligations where the Company guarantees the performance of a third party’s product or service according to the terms of a contract. Such guarantees may include

Notes to the Interim Consolidated Financial Information (unaudited)

guarantees that a project will be completed within a specified time. If the third party does not fulfill the obligation, the Company will compensate the guaranteed party in cash or in kind. Performance guarantees include surety bonds, advance payment guarantees and standby letters of credit. The significant performance guarantees are described below.

The Company retained obligations for guarantees related to the Power Generation business contributed in mid-1999 to the former ABB Alstom Power NV joint venture (Alstom Power NV). The guarantees primarily consist of performance guarantees and other miscellaneous guarantees under certain contracts such as indemnification for personal injuries and property damages, taxes and compliance with labor laws, environmental laws and patents. These guarantees have no fixed expiration date. In May 2000, the Company sold its interest in Alstom Power NV to Alstom SA (Alstom). As a result, Alstom and its subsidiaries have primary responsibility for performing the obligations that are the subject of the guarantees. Further, Alstom, the parent company and Alstom Power NV, have undertaken jointly and severally to fully indemnify and hold harmless the Company against any claims arising under such guarantees. Management’s best estimate of the total maximum potential amount payable of quantifiable guarantees issued by the Company on behalf of its former Power Generation business was $65 million and $78 million at December 31, 2013 and 2012, respectively, and is subject to foreign exchange fluctuations. The Company has not experienced any losses related to guarantees issued on behalf of the former Power Generation business.

The Company is engaged in executing a number of projects as a member of consortia that include third parties. In certain of these cases, the Company guarantees not only its own performance but also the work of third parties. The original maturity dates of these guarantees range from one to six years. At December 31, 2013 and 2012, the maximum potential amount payable under these guarantees as a result of third-party non-performance was $70 million and $57 million, respectively.

Financial guarantees and commercial commitments

Financial guarantees represent irrevocable assurances that the Company will make payment to a beneficiary in the event that a third party fails to fulfill its financial obligations and the beneficiary under the guarantee incurs a loss due to that failure.

At December 31, 2013 and 2012, the Company had a maximum potential amount payable of $77 million and $83 million, respectively, under financial guarantees outstanding. Of these amounts, $15 million and $19 million, respectively, was in respect of guarantees issued on behalf of companies in which the Company formerly had or has an equity interest. The guarantees outstanding have various maturity dates up to 2020.

In addition, in the normal course of bidding for and executing certain projects, the Company has entered into standby letters of credit, bid/performance bonds and surety bonds (collectively “performance bonds”) with various financial institutions. Customers can draw on such performance bonds in the event that the Company does not fulfill its contractual obligations. The Company would then have an obligation to reimburse the financial institution for amounts paid under the performance bonds.

Indemnification guarantees

The Company has indemnified certain purchasers of divested businesses for potential claims arising from the operations of the divested businesses. To the extent the maximum potential loss related to such indemnifications could not be calculated, no amounts have been included under maximum potential payments in the table above. Indemnifications for which maximum potential losses could not be calculated include indemnifications for legal claims. The significant indemnification guarantees for which maximum potential losses could be calculated are described below.

The Company issued, to the purchasers of Lummus Global, guarantees related to assets and liabilities divested in 2007. The maximum potential amount payable relating to this business, pursuant to the sales agreement, at each of December 31, 2013 and 2012, was $50 million.

The Company issued, to the purchasers of its interest in Jorf Lasfar Energy Company S.C.A., guarantees related to assets and liabilities divested in 2007. The maximum potential amount payable under such guarantees was $140 million at December 31, 2012. During the second quarter of 2013, a settlement agreement was reached and the Company has no further obligations with respect to these guarantees at December 31, 2013.

Notes to the Interim Consolidated Financial Information (unaudited)

Product and order-related contingencies

The Company calculates its provision for product warranties based on historical claims experience and specific review of certain contracts.

The reconciliation of the “Provisions for warranties”, including guarantees of product performance, was as follows:

($ in millions)	2013	2012

Balance at January 1,	1,291	1,324
Warranties assumed through acquisitions	111	4
Claims paid in cash or in kind	(294)	(219)
Net increase in provision for changes in estimates, warranties issued and warranties expired	245	149
Exchange rate differences	9	33
Balance at December 31,	1,362	1,291

Note 9. Employee benefits

The Company operates defined benefit and defined contribution pension plans and termination indemnity plans, in accordance with local regulations and practices. These plans cover a large portion of the Company’s employees and provide benefits to employees in the event of death, disability, retirement, or termination of employment. Certain of these plans are multi-employer plans. The Company also operates other postretirement benefit plans including postretirement health care benefits, and other employee-related benefits for active employees including long-service award plans. The measurement date used for the Company’s employee benefit plans is December 31. The funding policies of the Company’s plans are consistent with the local government and tax requirements. The Company also has several pension plans that are not required to be funded by local government and tax requirements.

Net periodic benefit cost of the Company’s defined benefit pension and other postretirement benefit plans consisted of the following:

	Year ended December 31,
	2013	2012	2013	2012
($ in millions)	Defined pension benefits		Other postretirement benefits

Service cost	249	221	1	1
Interest cost	373	396	9	11
Expected return on plan assets	(479)	(494)	—	—
Amortization of prior service cost	34	42	(9)	(9)
Amortization of net actuarial loss	136	98	4	4
Curtailments, settlements and special termination benefits	1	2	2	—
Net periodic benefit cost	314	265	7	7

	Three months ended December 31,
	2013	2012	2013	2012
($ in millions)	Defined pension benefits		Other postretirement benefits

Service cost	61	50	—	—
Interest cost	92	102	2	2
Expected return on plan assets	(118)	(125)	—	—
Amortization of prior service cost	8	11	(2)	(2)
Amortization of net actuarial loss	43	36	1	1
Curtailments, settlements and special termination benefits	1	2	2	—
Net periodic benefit cost	87	76	3	1

Notes to the Interim Consolidated Financial Information (unaudited)

Employer contributions were as follows:

	Year ended December 31,
	2013	2012	2013	2012
($ in millions)	Defined pension benefits		Other postretirement benefits

Total contributions to defined benefit pension and other postretirement benefit plans	403	347	15	15
Of which, discretionary contributions to defined benefit pension plans	164	83	—	—

	Three months ended December 31,
	2013	2012	2013	2012
($ in millions)	Defined pension benefits		Other postretirement benefits

Total contributions to defined benefit pension and other postretirement benefit plans	87	98	4	2
Of which, discretionary contributions to defined benefit pension plans	25	25	—	—

In 2013, the discretionary contributions included available-for-sale debt securities having a fair value at the contribution date of $160 million to certain of the Company’s pension plans in Germany and the United Kingdom, of which $25 million was contributed to the pension plan in the United Kingdom in the three months ended December 31, 2013. In 2012, the Company contributed available-for-sale securities having a fair value at the contribution date of $42 million to certain of the Company’s pension plans in the United Kingdom and the United States, of which $24 million was contributed to the pension plan in the United Kingdom in the three months ended December 31, 2012.

The Company expects to make contributions totaling approximately $310 million and $18 million to its defined benefit pension plans and other postretirement benefit plans, respectively, during 2014.

Note 10. Stockholders’ equity

At the Annual General Meeting of Shareholders in April 2013, shareholders approved the payment of a dividend of 0.68 Swiss francs per share. The dividend was paid in May 2013 and amounted to $1,667 million.

In the fourth quarter of 2013, the Company delivered 3.7 million shares, from treasury stock, under the Employee Share Acquisition Plan.

Notes to the Interim Consolidated Financial Information (unaudited)

Note 11. Earnings per share

Basic earnings per share is calculated by dividing income by the weighted-average number of shares outstanding during the period. Diluted earnings per share is calculated by dividing income by the weighted-average number of shares outstanding during the period, assuming that all potentially dilutive securities were exercised, if dilutive. Potentially dilutive securities comprise outstanding written call options and outstanding options and shares granted subject to certain conditions under the Company’s share-based payment arrangements.

Basic earnings per share

	Year ended December 31,		Three months ended December 31,
($ in millions, except per share data in $)	2013	2012	2013	2012

Amounts attributable to ABB shareholders:
Income from continuing operations, net of tax	2,824	2,700	547	604
Income (loss) from discontinued operations, net of tax	(37)	4	(22)	—
Net income	2,787	2,704	525	604

Weighted-average number of shares outstanding (in millions)	2,297	2,293	2,299	2,295

Basic earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax	1.23	1.18	0.24	0.26
Income (loss) from discontinued operations, net of tax	(0.02)	—	(0.01)	—
Net income	1.21	1.18	0.23	0.26

Diluted earnings per share

	Year ended December 31,		Three months ended December 31,
($ in millions, except per share data in $)	2013	2012	2013	2012

Amounts attributable to ABB shareholders:
Income from continuing operations, net of tax	2,824	2,700	547	604
Income (loss) from discontinued operations, net of tax	(37)	4	(22)	—
Net income	2,787	2,704	525	604

Weighted-average number of shares outstanding (in millions)	2,297	2,293	2,299	2,295
Effect of dilutive securities:
Call options and shares	8	2	9	3
Dilutive weighted-average number of shares outstanding	2,305	2,295	2,308	2,298

Diluted earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax	1.23	1.18	0.24	0.26
Income (loss) from discontinued operations, net of tax	(0.02)	—	(0.01)	—
Net income	1.21	1.18	0.23	0.26

Notes to the Interim Consolidated Financial Information (unaudited)

Note 12. Reclassifications out of accumulated other comprehensive loss

The following table shows changes in “Accumulated other comprehensive loss” (OCI) attributable to ABB, by component, net of tax:

($ in millions)	Foreign currency translation adjustments	Unrealized gains (losses) on available- for-sale securities	Pension and other postretirement plan adjustments	Unrealized gains (losses) of cash flow hedge derivatives	Total OCI
Balance at January 1, 2013	(580)	24	(2,004)	37	(2,523)

Other comprehensive (loss) income before reclassifications	141	(4)	275	28	440
Amounts reclassified from OCI	—	(13)	122	(43)	66
Total other comprehensive (loss) income	141	(17)	397	(15)	506

Less:
Amounts attributable to noncontrolling interests	(8)	—	3	—	(5)
Balance at December 31, 2013	(431)	7	(1,610)	22	(2,012)

The following table reflects amounts reclassified out of OCI in respect of Pension and other postretirement plan adjustments and Unrealized gains (losses) of cash flow hedge derivatives:

($ in millions) Details about OCI components	Location of (gains) losses reclassified from OCI	Year ended December 31, 2013	Three months ended December 31, 2013

Pension and other postretirement plan adjustments:
Amortization of prior service costs	Net periodic benefit cost(1)	25	6
Amortization of net actuarial losses	Net periodic benefit cost(1)	140	44
Total before tax		165	50
Tax	Provision for taxes	(43)	(10)
Amounts reclassified from OCI		122	40

Unrealized gains (losses) of cash flow hedge derivatives:
Foreign exchange contracts	Total revenues	(52)	(12)
	Total cost of sales	1	(5)
Commodity contracts	Total cost of sales	5	2
Cash-settled call options	SG&A expenses(2)	(8)	(5)
Total before tax		(54)	(20)
Tax	Provision for taxes	11	5
Amounts reclassified from OCI		(43)	(15)

(1)    These components are included in the computation of net periodic benefit cost (see Note 9).

(2)    SG&A expenses represent “Selling, general and administrative expenses”.

The amounts in respect of Unrealized gains (losses) on available-for-sale securities are not significant for the year and three months ended December 31, 2013.

Notes to the Interim Consolidated Financial Information (unaudited)

Note 13. Restructuring and related expenses

In 2013 and 2012, the Company executed minor restructuring-related activities and incurred expenses of $252 million and $180 million, respectively, which were mainly recorded in total cost of sales. Expenses for the three months ended December 31, 2013 and 2012, amounted to $158 million and $125 million, respectively. The amount for the three months ended December 31, 2013, included approximately $50 million of additional restructuring-related charges within the Power Systems segment, while the amount for the three months ended December 31, 2012, included approximately $40 million related to the repositioning of the Power Systems segment (including the closing of engineering, procurement and construction (EPC) operations in more than 10 countries) announced in December 2012.

	Year ended December 31,		Three months ended December 31,
($ in millions)	2013	2012	2013	2012
Employee severance costs	154	92	90	48
Estimated contract settlement, loss order and other costs	78	72	58	63
Inventory and long-lived asset impairments	20	16	10	14
Total	252	180	158	125

Note 14. Operating segment data

The Chief Operating Decision Maker (CODM) is the Company’s Executive Committee. The CODM allocates resources to and assesses the performance of each operating segment using the information outlined below. The Company’s operating segments consist of Discrete Automation and Motion, Low Voltage Products, Process Automation, Power Products and Power Systems. The remaining operations of the Company are included in Corporate and Other.

A description of the types of products and services provided by each reportable segment is as follows:

•                  Discrete Automation and Motion: manufactures and sells motors, generators, variable speed drives, programmable logic controllers, robots and robotics, solar inverters, wind converters, rectifiers, excitation systems, power quality and protection solutions, electric vehicle fast charging infrastructure, components and subsystems for railways, and related services for a wide range of applications in discrete automation, process industries, transportation and utilities.

•                  Low Voltage Products: manufactures products and systems that provide protection, control and measurement for electrical installations, as well as enclosures, switchboards, electronics and electromechanical devices for industrial machines, plants and related service. In addition the segment manufactures products for wiring and cable management, cable protection systems, power connection and safety. The segment also makes intelligent building control systems for home and building automation.

•                  Process Automation: develops and sells control and plant optimization systems, automation products and solutions, including instrumentation, as well as industry-specific application knowledge and services for the oil, gas and petrochemicals, metals and minerals, marine and turbocharging, pulp and paper, chemical and pharmaceuticals, and power industries.

•                  Power Products: manufactures and sells high- and medium- voltage switchgear and apparatus, circuit breakers for all current and voltage levels, power and distribution transformers and sensors for electric, gas and water utilities and for industrial and commercial customers.

•                  Power Systems: designs, installs and upgrades high-efficiency transmission and distribution systems and power plant automation and electrification solutions, including monitoring and control products, software and services and incorporating components manufactured by both the Company and by third parties.

•                  Corporate and Other: includes headquarters, central research and development, the Company’s real estate activities, Group treasury operations and other minor business activities.

Notes to the Interim Consolidated Financial Information (unaudited)

The Company evaluates the profitability of its segments based on Operational EBITDA, which represents income from operations excluding depreciation and amortization, restructuring and restructuring-related expenses, and acquisition-related expenses and certain non-operational items, as well as foreign exchange/commodity timing differences in income from operations consisting of: (i) unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives), (ii) realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized, and (iii) unrealized foreign exchange movements on receivables/payables (and related assets/liabilities).

The CODM primarily reviews the results of each segment on a basis that is before the elimination of profits made on inventory sales between segments. Segment results below are presented before these eliminations, with a total deduction for intersegment profits to arrive at the Company’s consolidated Operational EBITDA. Intersegment sales and transfers are accounted for as if the sales and transfers were to third parties, at current market prices.

The following tables present segment revenues, Operational EBITDA, and the reconciliations of consolidated Operational EBITDA to income from continuing operations before taxes for the year and three months ended December 31, 2013 and 2012, as well as total assets at December 31, 2013 and 2012.

	Year ended December 31, 2013
($ in millions)	Third-party revenues	Intersegment revenues	Total revenues
Discrete Automation and Motion	8,909	1,006	9,915
Low Voltage Products	7,338	391	7,729
Process Automation	8,287	210	8,497
Power Products	9,096	1,936	11,032
Power Systems	8,025	350	8,375
Corporate and Other	193	1,583	1,776
Intersegment elimination	—	(5,476)	(5,476)
Consolidated	41,848	—	41,848

	Year ended December 31, 2012
($ in millions)	Third-party revenues	Intersegment revenues	Total revenues
Discrete Automation and Motion	8,480	925	9,405
Low Voltage Products	6,276	362	6,638
Process Automation	7,946	210	8,156
Power Products	8,987	1,730	10,717
Power Systems	7,575	277	7,852
Corporate and Other	72	1,505	1,577
Intersegment elimination	—	(5,009)	(5,009)
Consolidated	39,336	—	39,336

	Three months ended December 31, 2013
($ in millions)	Third-party revenues	Intersegment revenues	Total revenues
Discrete Automation and Motion	2,416	271	2,687
Low Voltage Products	1,910	112	2,022
Process Automation	2,207	54	2,261
Power Products	2,546	524	3,070
Power Systems	2,216	84	2,300
Corporate and Other	78	413	491
Intersegment elimination	—	(1,458)	(1,458)
Consolidated	11,373	—	11,373

Notes to the Interim Consolidated Financial Information (unaudited)

	Three months ended December 31, 2012
($ in millions)	Third-party revenues	Intersegment revenues	Total revenues
Discrete Automation and Motion	2,206	283	2,489
Low Voltage Products	1,867	103	1,970
Process Automation	2,173	57	2,230
Power Products	2,561	507	3,068
Power Systems	2,188	84	2,272
Corporate and Other	26	397	423
Intersegment elimination	—	(1,431)	(1,431)
Consolidated	11,021	—	11,021

	Year ended December 31,		Three months ended December 31,
($ in millions)	2013	2012	2013	2012
Operational EBITDA:
Discrete Automation and Motion	1,783	1,735	463	435
Low Voltage Products	1,468	1,219	386	370
Process Automation	1,096	1,003	296	259
Power Products	1,637	1,585	467	461
Power Systems	419	290	(50)	(55)
Corporate and Other and Intersegment elimination	(328)	(277)	(144)	(97)
Consolidated Operational EBITDA	6,075	5,555	1,418	1,373
Depreciation and amortization	(1,318)	(1,182)	(352)	(341)
Restructuring and restructuring-related expenses	(252)	(180)	(158)	(125)
Acquisition-related expenses and certain non-operational items	(181)	(199)	(89)	(79)
Foreign exchange/commodity timing differences in income from operations:
Unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives)	60	135	(7)	10
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	14	(28)	20	22
Unrealized foreign exchange movements on receivables/payables (and related assets/liabilities)	(11)	(43)	(9)	3
Income from operations	4,387	4,058	823	863
Interest and dividend income	69	73	19	18
Interest and other finance expense	(390)	(293)	(91)	(55)
Income from continuing operations before taxes	4,066	3,838	751	826

	Total assets(1)
($ in millions)	December 31, 2013	December 31, 2012
Discrete Automation and Motion	10,931	9,416
Low Voltage Products	9,389	9,534
Process Automation	4,537	4,847
Power Products	7,669	7,701
Power Systems	7,905	8,083
Corporate and Other	7,633	9,489
Consolidated	48,064	49,070

(1)  Total assets are after intersegment eliminations and therefore refer to third-party assets only.

October — December 2013 — Q4

ABB Ltd announces that the following members of the Executive Committee or Board of Directors of ABB have purchased, sold or been granted ABB’s registered shares, call options and warrant appreciation rights (“WARs”), in the following amounts:

Name	Date	Description	Granted *	Purchased	Sold	Price
Frank Duggan	18.11.2013	Shares		570		CHF 17.08
Ulrich Spiesshofer	18.11.2013	Shares		580		CHF 17.08
Eric Elzvik	18.11.2013	Shares		580		CHF 17.08
Diane de Saint Victor	18.11.2013	Shares		580		CHF 17.08
Bernhard Jucker	18.11.2013	Shares		580		CHF 17.08
Brice Koch	18.11.2013	Shares		580		CHF 17.08
Pekka Tiitinen	18.11.2013	Shares		590		CHF 17.08
Veli-Matti Reinikkala	18.11.2013	Shares		580		CHF 17.08
Hubertus von Grünberg	21.11.2013	Shares	19616			CHF 21.39
Michel de Rosen	21.11.2013	Shares	2833			CHF 21.39
Michael Treschow	21.11.2013	Shares	2802			CHF 21.39
Louis R. Hughes	21.11.2013	Shares	3233			CHF 21.39
Ying Yeh	21.11.2013	Shares	2460			CHF 21.39
Roger Agnelli	21.11.2013	Shares	2419			CHF 21.39
Hans-Ulrich Märki	21.11.2013	Shares	8966			CHF 21.39
Jacob Wallenberg	21.11.2013	Shares	2629			CHF 21.39
Pekka Tiitinen	22.11.2013	Shares		2510		SEK 166.50

Key:

* Granted instruments were delivered as part of the ABB Ltd Director’s or Executive Committee Member’s compensation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: February 18, 2014	By:	/s/ Alanna Abrahamson - Haka
	Name:	Alanna Abrahamson - Haka
	Title:	Group Senior Vice President and Head of Investor Relations

	By:	/s/ Richard A. Brown
	Name:	Richard A. Brown
	Title:	Group Senior Vice President and Chief Counsel Corporate & Finance